                                                                    Exhibit 99.1


The following information is a direct translation of the information contained in the Consolidated Financial Statements ('Comptes Consolides') section of Vivendi Universal's Document de Reference registered with the Commission des operations de bourse on April 17, 2001. Amounts in the following information have been presented in accordance with accounting principles generally accepted in France. On or before June 30, 2001, Vivendi Universal will file with the United States Securities and Exchange Commission (the "SEC") an Annual Report on Form 20-F with respect to the fiscal year ended December 31, 2000 (the "Annual Report"). The Annual Report will include, among other things, items comparable to the following information, presented in a manner consistent with U.S. requirements. Additionally, the Annual Report will, pursuant to the rules of the SEC, contain a reconciliation of net income under French generally accepted accounting principles to that under United States generally accepted accounting principles, as well as a description and quantification of the material variations between the results presented under these two sets of accounting principles.

                                VIVENDI UNIVERSAL

                        CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

FIVE-YEAR CONSOLIDATED FINANCIAL SUMMARY

(in millions of euros)

                                                           1999(*) consistent
                                              2000        accounting policies     1999         1998         1997         1996
                                             ------------------------------------------------------------------------------------
REVENUE                                       41,797.6               40,854.5     41,622.5     31,737.1     25,476.6     25,293.4

Revenue outside France                        20,625.1               17,243.7     17,829.3     10,313.0      8,204.8      7,793.0

EBITDA                                         5,980.9                4,300.6      5,235.0      3,453.0      2,144.2      2,003.8

Income from operations before exceptional
items and income taxes                         1,938.5                1,748.4      2,060.4      1,340.7        294.3        218.3


Net exceptional income (expense)               2,946.8                 -845.8       -837.8        249.3        878.6        139.8

Goodwill amortization                            634.2                  606.4        612.0        209.5        374.7        146.8

Minority interest                                624.9                 -159.4          5.3        212.2       -115.1        -56.4

NET INCOME                                     2,299.0                1,434.6      1,431.4      1,120.8        822.1        297.7

Earnings per share, basic                          3.6                    2.7          2.7          2.5          2.1          0.8

Earnings per share, diluted                        3.4                    2.5          2.5          2.4          2.0          0.8

TOTAL SHAREHOLDERS' EQUITY                    56,675.1               10,776.5     10,892.2      7,840.2      6,846.7      5,134.7

TOTAL LONG-TERM LIABILITIES                  104,259.8               46,025.8     43,927.5     27,854.5     22,005.1     18,132.2

TOTAL LONG-TERM ASSETS                       112,579.3               47,915.4     45,340.9     26,072.6     20,810.4     19,098.4

GROSS CASH FLOW FROM OPERATIONS                7,273.1                3,118.9      3,928.5      3,547.8      3,624.4      1,779.4

Net cash flow from operations                  3,363.6                2,448.9      3,258.5      3,249.9      1,503.7      1,179.2

CAPITAL EXPENDITURES AND ACQUISITION OF
INVESTMENTS                                   38,343.0               21,480.0     21,480.0      7,506.7      5,561.9      2,476.6

NET DEBT                                      25,514.1               22,832.7     22,832.7      6,502.2      4,177.0      6,874.6

NUMBER OF EMPLOYEES                            253,286                275,000      275,000      235,610      193,300      217,300

     - Average number of outstanding shares in 2000: 633.8 million shares (529.6 million shares in 1999). Average number of diluted shares in 2000: 680.4 million shares (1)

     - Earnings per share for 1996 to 1998 have been recalculated to take into account the three-for-one stock split of the Vivendi share

     - It is not possible to make a direct comparison between net debt in 2000 and 1999. As of December 31, 2000, the net debt does not take into account the effect the disposal of the spirits and wine business (E7.9 billion) or the effect of the E1.1 billion conversion of the Adjustable Conversion-rate Equity Security Units (ACES) included under Seagram debt. With these transactions factored in, the net debt of Vivendi Universal would total E16.5 billion, including E13.1 billion for the Environmental Services business segment.

(*) In 2000, Vivendi Universal applied the new methodology for consolidated financial statements based on Regulation 99.02 approved by the `Comite de la reglementation comptable' in April 1999. Additionally, Telecoms subscriber acquisition costs were recorded directly as operating expenses as of January 1, 2000 and payments made in terms of audiovisual rights acquired by Canal+ under license agreements are now recorded as intangible assets (see note on accounting principles)


(1) Calculation of the average number of diluted shares is based on the potential number of shares to be issued at the end of the period, taking into account the exercise of stock subscription warrants, the conversion of Oceanes Vivendi Universal and Vivendi Environnement, and the exercise of stock options.

FIVE-YEAR CONSOLIDATED FINANCIAL SUMMARY

(in millions of francs)

                                                            1999(*)
                                                          consistent
                                             2000         accounting    1999         1998         1997         1996
                                                           policies

REVENUE                                      274,174.3     267,988.0    273,025.7    208,181.7    167,115.6    165,913.8

Revenue outside France                       135,291.8     113,111.3    116,952.5     67,648.8     53,819.7     51,118.6

EBITDA                                        39,232.1      28,210.1     34,339.4     22,650.2     14,064.5     13,144.2

Income from operations before exceptional
items and income taxes                        12,715.9      11,468.9     13,515.3      8,795.1      1,929.7      1,431.3

Net exceptional income (expense)              19,329.7      -5,548.1     -5,495.6      1,635.3      5,763.6        917.0

Goodwill amortization                          4,160.1       3,977.7      4,014.5      1,374.2      2,458.0        962.8

Minority interest                              4,099.1      -1,045.6         34.8      1,391.8       -754.9       -369.8

NET INCOME                                    15,080.6       9,410.5      9,389.4      7,352.2      5,392.5      1,952.7

Earnings per share, basic                         23.6          17.7         17.7         16.1         13.7          5.3

Earnings per share, diluted                       22.4          16.4         16.4         15.3         13.0          5.2

TOTAL SHAREHOLDERS' EQUITY                   371,764.3      70,689.2     71,448.2     51,428.3     44,911.4     33,681.9

TOTAL LONG-TERM LIABILITIES                  683,899.4     301,909.7    288,145.6    182,713.8    144,344.2    118,939.9

TOTAL LONG-TERM ASSETS                       738,471.7     314,304.6    297,416.9    171,025.0    136,507.0    125,277.7

GROSS CASH FLOW FROM OPERATIONS               47,708.4      20,458.4     25,769.3     23,272.0     23,774.5     11,672.1

Net cash flow from operations                 22,063.8      16,063.7     21,374.4     21,317.9      9,863.6      7,735.0

CAPITAL EXPENDITURES AND ACQUISITION OF
INVESTMENTS                                  251,513.6     140,899.6    140,899.6     49,241.0     36,483.9     16,246.0

NET DEBT                                     167,361.5     149,772.7    149,772.1     42,650.9     27,399.3     45,094.4

NUMBER OF EMPLOYEES                            253,286       275,000      275,000      235,610      193,300      217,300

     - Average number of outstanding shares in 2000: 633.8 million shares (529.6 million shares in 1999). Average number of diluted shares in 2000: 680.4 million shares(1)

     - Earnings per share for 1996 to 1998 have been recalculated to take into account the three-for-one stock split of the Vivendi share

(*) In 2000, Vivendi Universal applied the new methodology for consolidated financial statements based on Regulation 99.02 approved by the `Comite de la reglementation comptable' in April 1999. Additionally, Telecoms subscriber acquisition costs were recorded directly as operating expenses as of January 1, 2000 and payments made in terms of audiovisual rights acquired by Canal+ under license agreements are now recorded as intangible assets (see note on accounting principles)


(1) Calculation of the average number of diluted shares is based on the potential number of shares to be issued at the end of the period, taking into account the exercise of stock subscription warrants, the conversion of Oceanes Vivendi Universal and Vivendi Environnement, and the exercise of stock options.

MANAGEMENT REPORT


Vivendi Universal was created through the merger of Vivendi, Seagram and CANAL+ that was completed in December 2000. Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The Media and Communications business is divided into five business segments: Music, Publishing and TV and Film, which constitute our content businesses and Telecoms and Internet, our access businesses. Integration and partnering of the Media and Communications business segments enables Vivendi Universal to provide a diverse array of entertainment and information content to an international customer and subscriber base over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

CONTENT


- The Music business is conducted through Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights.

- The Publishing business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services and business and general information.

- The TV and Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world.

ACCESS


- The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe.

- The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers.

Vivendi Environnement, a 63 percent effectively-owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

Management's discussion and analysis of our results of operations and liquidity should be read in conjunction with the accompanying financial statements and related notes.

SIGNIFICANT TRANSACTIONS

During the last year, we entered into several significant transactions that have realigned our businesses and have impacted the comparability of our financial statements.

MERGER OF VIVENDI, SEAGRAM AND CANAL+ On December 8, 2000, Vivendi, Seagram and CANAL+ completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the merger transactions included:

-    The merger of Vivendi into its wholly-owned subsidiary Vivendi Universal.

- Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law. In Vivendi Universal's combination with Seagram, holders of Seagram common shares (other than those exercising dissenters' rights) received .80 Vivendi Universal American Depositary Shares (ADSs), or a combination of .80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held.

- In connection with the business combination of Vivendi Universal and Seagram, Vivendi entered into a series of transactions involving CANAL+, an entity approximately 49 percent owned by Vivendi before the merger transactions and included in its consolidated financial statements. Vivendi Universal acquired all the businesses of CANAL+ other than the French premium pay television channel business, which was subject to a French law that prohibits any person from owning more than 49 percent of a French television broadcaster. CANAL+ shareholders received two Vivendi Universal ordinary shares for each CANAL+ ordinary share they held and retained their existing shares in CANAL+, which retained the French premium pay television channel business. Vivendi Universal remains a 49 percent shareholder in CANAL+ and continues to consolidate it.

In connection with the merger, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its spirits and wine business for U.S.$8.15 billion, an amount that is expected to result in approximate after-tax proceeds of U.S.$7.7 billion. The sale is expected to close during 2001 and is subject to regulatory approvals and customary closing conditions. Vivendi Universal accounts for the spirits and wine business net operations as an exceptional item in the income statement and the expected proceeds from the sale as an investment on the balance sheet.

In connection with the European Commission's approval of the merger transactions pursuant to the relevant European merger regulations, Vivendi committed to divest of almost all of its stake in British Sky Broadcasting Group (BSkyB), the leading pay television broadcasting service in the United Kingdom and Ireland, within a period of two years from the completion of the merger transactions.

PURCHASE OF INTEREST IN MAROC TELECOM In December 2000, Vivendi Universal announced that it had acquired a 35 percent stake in Moroccan telecommunications operator Maroc Telecom for approximately E 2.3 billion. Maroc Telecom, which operates fixed-line and mobile telephone networks in Morocco, is estimated to have generated revenue of approximately E 1.3 billion in 2000. In cooperation with Maroc Telecom, Vivendi Universal intends to contribute its telecoms experience to the modernization of the telecommunications industry in Morocco.

DISPOSITION OF SITHE In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. (Sithe) finalized the sale of a 49.9 percent stake in Sithe to Exelon (Fossil) Holdings, Inc, (Exelon) for approximately U.S.$696 million. The net proceeds of the transaction to Vivendi Universal were approximately U.S.$475 million. Following the transaction, Exelon is the controlling shareholder of Sithe; Vivendi Universal retains an interest of approximately 34 percent. For a period of three years beginning in 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal's remaining interest. As a result of the transaction, Vivendi Universal ceased to consolidate Sithe's results of operations for accounting purposes effective December 31, 2000. In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for E 2.13 billion This transaction generated a capital gain of E 415 million.

DISPOSITION OF NON-CORE CONSTRUCTION AND REAL ESTATE BUSINESSES As part of our strategy of focusing on our core Media and Communications and Environmental Services businesses, we have decided to withdraw from our non-core construction and real estate businesses. In order to facilitate this withdrawal, we restructured Compagnie Generale d'Immobilier et de Services (CGIS), our wholly-owned real estate subsidiary, into two principal groups of companies:
Nexity and Vivendi Valorisation. In July 2000, we sold 100 percent of Nexity to a group of investors and to Nexity's senior management for E 42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, we reduced our interest in Vinci (Europe's leading construction company) from 49.3 percent to 16.9 percent, receiving in exchange E 572 million, which resulted in a capital gain of approximately E 374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced our interest in the combined entity to 8.67 percent. As a result of these transactions we ceased to consolidate Vinci's results effective July 1, 2000. We have committed not to engage in further sales of Vinci shares until 2001, except to Vinci itself. We intend to dispose of our remaining stake in 2001.

LAGARDERE ALLIANCE In July 2000, pursuant to an alliance between CANAL+ and Lagardere, a French media company, Lagardere acquired a 34 percent stake in CanalSatellite and a 27.4 percent stake in MultiThematiques. CANAL+ reduced its stake in MultiThematiques to 27.4 percent (Vivendi reduced its indirect interest to nine percent). CANAL+ and Lagardere also set up three joint ventures. The first, 51 percent owned by Lagardere and 49 percent by CANAL+, will own and operate existing theme channels and intends to create others. The second, 51 percent owned by Lagardere and 49 percent by CanalSatellite, will oversee interactive services for new channels jointly created by CanalSatellite and Lagardere. The third, a 50/50 joint venture between Lagardere and MultiThematiques, will create and distribute new theme-based channels based on Lagardere's international brands such as Elle.

EXPANSION OF VIZZAVI In May 2000, Vivendi signed an agreement with Vodafone pursuant to which Vivendi will participate in a venture to operate and promote Vizzavi, a multi-access Internet portal that provides web-based communications services, e-commerce and entertainment in a user-friendly, integrated package that is accessible from mobile telephones, personal data appliances, televisions and PCs. Vivendi introduced Vizzavi in France in June 2000. Together with Vodafone, it plans to introduce it in a number of European countries by the end of 2001.

OTHER ACQUISITIONS In addition to the above, Vivendi Universal invested approximately E 3 billion in the acquisition of other companies during 2000. This amount corresponds to the cash and non-cash investments made by Vivendi Universal and does not take into account cash held by the acquired companies. The most significant acquisitions in the period can be categorized as follows:

-    Internet -- E 780.1 million, principally used to acquire i-France for E
     149.3 million and Scoot for E 443.4 million;

- Telecoms -- E 441.5 million relating to the acquisition of United Telecom Investment in Hungary for E 130.3 million, Kencell in Kenya for E 35.9 million, Xfera in Spain for E 96.2 million and Vendi Telecom Espana SL for E 90.2 million;

- TV and Film -- E 520.0 million in connection with financing the development of subsidiaries, including CANAL+ Belgium, Eurosport and Sogecable;

- Publishing -- E 219.1 million, including E 93.3 million in Staywell, a medical publishing company;

- Environmental Services -- E 920.3 million, including E 700.6 million dedicated to international expansion;

-    Other of E 123.2 million.


FORMATION/IPO OF VIVENDI ENVIRONNEMENT Vivendi Environnement was formed at the end of 1999. It brought together the majority of our water, waste management, energy services and transportation businesses, as well as our interest in FCC. Vivendi Environnement's formation was achieved by either the contribution of existing businesses and companies or the purchase of shares. Generale des Eaux, Dalkia and Companie Generale d'Entreprises Automobiles were transferred at book value in accordance with tax provisions applicable to certain mergers. United States Filter Corporation and our interest in FCC were acquired by Vivendi Environnement in December 1999. In July 2000, Vivendi Environnement sold approximately 37 percent of its shares to the French public and to institutional investors in France and elsewhere in an initial public offering. Vivendi Universal currently holds an effective 63 percent interest in Vivendi Environnement, and intends to maintain its majority control at this level for the long term.

COMPARABILITY

BASIS OF PRESENTATION The discussion presented below includes an analysis of total Vivendi Universal and business segment results prepared in accordance with French generally accepted accounting principals (GAAP).

CHANGE IN ACCOUNTING PRINCIPLES As of January 1, 2000, the following new accounting principles were adopted:

- Revenues and expenses of subsidiaries financial statements denominated in a currency different from euros, which were previously translated at the year end exchange rate, are now translated at the average exchange rate during the period. The cumulative effect of this change in accounting principle would have decreased net income as of December 31, 1999 by E 16.3 million.

- Gains on foreign currency transactions, which were previously deferred, are now recorded in current period earnings. The cumulative effect of this change in accounting principle would have increased net income as of December 31, 1999 by E 107.4 million.

- Subscriber acquisition costs, which were previously spread over 12 months from the date the line was put into service, are now charged to expense. The cumulative effect of this change in accounting principle would have decreased net income of December 31, 1999 by E 87.7 million.

- Sports broadcasting rights acquired by Canal+ are now capitalized as intangible assets and are amortized over the period of the agreement. The cumulative effect of this change had no impact on net income in 2000 and 1999. Total assets increased by E 2.0 billion (most of which related to intangible assets) and total liabilities and shareholders' equity increased by the same amount.

In order to facilitate comparability of financial statements, we have presented the 1999 financial statements on a restated basis.

PRO FORMA To further enhance comparability, financial information for 2000 and 1999 is also presented on a pro forma basis which illustrates the effect of the merger between Vivendi, Seagram and Canal+, the consolidation of Canal+ on a twelve month basis in both periods and the divestiture of Vinci, as if the transactions had occurred at the beginning of 1999. We believe that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The discussion of the Telecoms, Internet and Environmental Services businesses do not include pro forma comparisons, since the pro forma adjustments did not impact those segments. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 1999. We believe this information will help you to better understand our business results.

RESULTS OF OPERATIONS

EARNINGS SUMMARY

                                                               ACTUAL                               PRO FORMA
                                                         TWELVE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                             DECEMBER 31,                          DECEMBER 31,
                                                 -------------------------------------------------------------------------
(EUROS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)      2000        1999(1)       1999         1998         2000         1999
                                                 --------     --------     --------     --------     --------     --------
REVENUES                                         41,797.6     40,854.5     41,622.5     31,737.1     52,521.2     44,000.5

EBITDA                                            5,980.9      4,300.6      5,235.0      3,453.0      7,213.2      4,862.5
    Depreciation and amortization                (3,131.3)    (2,186.3)    (2,678.3)    (1,831.7)    (3,791.6)    (2,718.9)
    Expenses of replacement and repair of
    installation                                   (278.2)      (278.8)      (276.2)      (289.9)      (278.2)      (274.5)
                                                 --------     --------     --------     --------     --------     --------
OPERATING INCOME                                  2,571.4      1,835.5      2,280.5      1,331.4      3,143.4      1,869.1
                                                                                                     ========     ========
Financial (expense)/income                         (541.2)        75.9        (57.2)       307.3
Financial provisions                                (91.7)      (163.0)      (162.9)      (298.0)
Exceptional items                                 2,755.2       (922.7)      (914.3)        42.7
Depreciation, amortization and provisions on
    exceptional items                               191.6         76.9         76.5        206.6

Goodwill amortization                              (634.2)      (606.4)      (612.0)      (209.5)
                                                 --------     --------     --------     --------
INCOME BEFORE INCOME TAXES, EQUITY INTEREST
    AND MINORITY INTEREST                         4,251.1        296.2        610.6      1,380.5
Income taxes and deferred tax                    (1,020.9)       946.1        793.2        (90.0)
Equity in net income of affiliates                 (306.3)        32.9         32.9         42.5
Minority interest                                  (624.9)       159.4         (5.3)      (212.2)
                                                 --------     --------     --------     --------

NET INCOME                                        2,299.0      1,434.6      1,431.4      1,120.8
                                                 ========     ========     ========     ========

EARNINGS PER SHARE - BASIC                            3.6          2.7          2.7          2.5
                                                 ========     ========     ========     ========


(1) Restated to reflect change in accounting policies.


2000 VERSUS 1999 (RESTATED)

Actual

The 2000 results discussed below include the results of Seagram's operations for the twenty-three day period since the completion of the merger on December 8, 2000. The spirits and wine operations have been presented on a single line as a component of exceptional items.

REVENUES Our consolidated revenues totaled E 41.8 billion in 2000 with Media and Communications and Environmental Services accounting for E 40.1 billion, a global increase of 37 percent over 1999. Almost 20 percent of the revenue growth resulted from acquisitions and the impact of consolidating the results of Canal+ for the full twelve-month period in 2000 (compared to three months in 1999), 3.7 percent resulted from favorable foreign currency exchange rates and 13.6 percent was due to internal growth

(growth on a comparable basis at constant exchange rates excluding the impact of acquisitions and dispositions).

Our Media and Communications businesses earned revenue of E 13.6 billion in 2000, an increase of 63 percent over 1999, primarily due to the consolidation of Canal+, as discussed above. Revenue from Universal Studios and Universal Music Group for the twenty-three day period included in the above was E 0.2 and E 0.5 billion, respectively. Internal growth in our Media and Communications businesses was 19 percent with growth in all business segments. The Media and Communications businesses represented 33 percent of our revenue in 2000, compared to 20 percent in 1999.

Our Environmental Services businesses generated revenue of E 26.5 billion in 2000, an increase of 26 percent compared to 1999. The increase was the result of internal growth of 11 percent and the full-year effect of acquisitions made in 1999, principally United States Filter Corporation which was consolidated for twelve months in 2000 compared to eight months in 1999. Internal growth was generated by new contracts in the water, waste management and transportation divisions, increases in volumes and the price of paper in the waste management division and cogeneration facilities in France combined with expansion in Northern and Eastern Europe in the energy division. The Environmental Services businesses represented 63 percent of our revenue, compared to 51 percent in 1999.

Revenues from non-core businesses declined to E 1.7 billion in 2000 from E 11.6 billion in 1999, reflecting our withdrawal from construction and real estate operations. The disposition of Vinci and Nexity, with revenues of E 8.8 and E
1.5 billion respectively, in 1999 account for the revenue decline. Of the E 1.7 billion in revenue from non-core businesses, E 1.4 billion were earned by Sithe, in which we now have a reduced interest.

In 2000, E 21.2 billion or 51 percent of total revenue was generated in France, compared to E 23.6 billion or 58 percent in 1999. The revenue decline in France and corresponding growth outside France reflected the impact of our acquisitions and dispositions, discussed above. Of the revenue generated outside of France, E
5.6 billion was earned in the "euro zone" (includes 10 countries in Western Europe) and E 4.8 billion was earned in European countries outside the euro zone, including E 3.0 billion in the United Kingdom. In the Americas, revenue increased 52 percent to E 8.5 billion, in Asia/Pacific, revenue reached E 1.3 billion, including E 0.5 billion in Australia, an increase of 64 percent. In emerging markets, revenue was approximately E 0.5 billion.

OPERATING INCOME Operating income was E 2.6 billion in 2000, a 40 percent increase over 1999. Our Media and Communications businesses generated operating income of E 612.1 million, before holding and corporate expenses, more than triple that of 1999. Including holding and corporate expenses, Media and Communications operating income was E 417.5 million, representing 16 percent of our total operating income. This growth came primarily from our Telecoms business. This increase was primarily a consequence of the increased profitability of our French mobile business, which had operating income of E
659.9 million, up from E 185 million in 1999. In addition, Cegetel's fixed telephony business start-up losses were reduced, from E 206.3 million in 1999 to E 148.9 in 2000.

Operating income generated by our Environmental Services businesses reached E
1.9 billion in 2000, up from E 1.5 billion in 1999. This 28 percent increase is attributable primarily to Vivendi Water and Onyx. Internal growth, primarily resulting from new environmental contracts, was 10 percent. Our Environmental Services businesses contributed almost 74 percent to our operating income in 2000, compared to 81 percent in 1999. Operating income from non-core businesses, principally in construction and real estate amounted to E 257.4 million in 2000 versus E 351.3 million in 1999.

On a pro forma basis, operating income increased 68 percent to E 3.1 billion and EBITDA increased 48 percent to E 7.2 billion in 2000. These results reflect the strong performance and growth in all business units with the exception of Internet, in which development costs related to business expansion continued to have a negative impact on earnings.

FINANCIAL EXPENSE/INCOME Our net financial expense increased significantly in 2000 to E 632.9 million primarily due to increased financing costs associated with our acquisitions. In addition to E 1,288.4 million of financing costs, 2000 net financial expense included E 684.8 million of capital gains on the sale of portfolio investments, primarily the sale of Alcatel and treasury shares and E
91.7 million of financial provisions. In 1999, our net financial expense was comprised of E 871.9 million in financing costs, E 450.6 million of capital gains, E 163.0 million of financial provisions and E 235.6 million of foreign exchange gains. Our average cost of debt in 2000 was 5.15 percent compared to
5.13 percent in 1999.

EXCEPTIONAL ITEMS In 2000, we recorded net exceptional income of E 2.9 billion, compared to net exceptional expense of E 0.8 billion in 1999. Significant items included in the 2000 net exceptional income were:

- a net gain of E 779.6 million on the dilution of our interest in Vivendi Environnement due to the IPO of that subsidiary;

- E 2,997 million in capital gains and gains on the dilution of our interests in other companies, including Dalkia (E 734.6 million), Vinci (E 549.3 million), BSkyB (E 473.4 million), CanalSatellite/MultiThematiques (E 408.1 million) and Sithe/GPU

     (E 371.9 million)

- E 270.9 million in restructuring costs including, E 146.7 million for our Publishing business and E 124.2 million for Environmental Services.

GOODWILL AMORTIZATION Goodwill amortization increased five percent to E 634.2 million in 2000, primarily due to the inclusion of twenty-three days of goodwill amortization related to the merger with Seagram and Canal+, partially offset by the impact of dispositions.

INCOME TAXES Our income and deferred tax provision was E 1 billion in 2000, compared to a tax benefit of E 946.1 million in 1999. The year-on-year variance primarily results from a revaluation of tax loss carry forwards in 1999 of approximately E 1 billion. Excluding exceptional items and goodwill amortization, Vivendi Universal's effective tax rate in 2000 was 33.7 percent.

EQUITY IN EARNINGS OF AFFILIATES The equity in earnings of affiliates decreased to a loss of E 306.3 million in 2000 from income of E 32.9 million in 1999. The decrease is primarily due to increased losses from TV and Film affiliates of E
109.2 million in 2000 compared to E 20 million in 1999 and BSkyB of E 118.9 million in 2000 compared to E 13.7 million in 1999, combined with losses of E
125.1 million from new Internet affiliates, most of which did not exist in 1999.

NET INCOME Net income of E 2.3 billion or E 3.6 per basic share was earned in 2000, compared with net income of E 1.4 billion or E 2.7 per basic share in 1999.


1999 VERSUS 1998

REVENUE Our consolidated revenue increased to E 41.6 billion in 1999 from E 31.7 billion in 1998. Of this 31.2 percent increase, 19.6 percent resulted from acquisitions, primarily of United States Filter Corporation, Superior Services and Havas Interactive, and the full year effect of our earlier acquisition of FCC. A further 9.7 percent was due to internal growth, principally in the Telecoms business. The impact of changes in exchange rates, particularly in the U.S. dollar/euro exchange rate, accounted for the remaining two percent.

In 1999, our Media and Communications businesses earned revenue of E 8.6 billion compared to E 5.9 billion in 1998. Of this 44 percent increase, 23 percent was the result of internal growth in the Telecoms segment, caused primarily by a significant increase in demand for our mobile telephony services. The remaining 21 percent resulted from acquisitions, principally of Havas Interactive, MediMedia and CANAL+, in which we acquired an additional 15 percent ownership interest in September 1999. The Media and Communications businesses represented 21 percent of our revenue in 1999, compared to 19 percent in 1998.

Our Environmental Services businesses generated revenue of E 22.4 billion in 1999, compared to E 16 billion in 1998. Of this 40 percent increase, 29 percent was attributable to external growth, principally our acquisitions of United States Filter Corporation and Superior Services. Approximately eight percent was due to internal growth, which resulted primarily from the new contracts won during this period and from the full year impact of contracts won in the preceding years. The Environmental Services businesses represented 54 percent of our revenue, compared to 50.5 percent in 1998. Revenues from non-core businesses, principally in construction and real estate amounted to E 10.6 billion in 1999 versus E 9.7 billion in 1998.

Geographically, revenue generated in France totaled E 23.8 billion, an increase of 11 percent, 10 percent of which came from internal growth. The majority of the growth was in Telecoms due the continued strong performance of our French telecommunications operations. Of the total revenue, 57 percent was generated in France in 1999 compared to 67 percent in 1998. Revenue generated outside France increased 73 percent to E 17.8 billion in 1999, primarily as a result of our acquisitions discussed above. Internal growth, principally due to the impact of new environmental contracts, accounted for the remainder, or 10 percent. In total, business outside France represented 43 percent of our total revenue, compared to 33 percent in 1998. Of the revenue generated outside of France, E
5.9 billion was earned in the euro zone, an increase of 46.7 percent and E 4.9 billion was earned in European countries outside the euro zone, an increase of 29 percent, of which the United Kingdom accounted for E 3.5 billion. In the Americas, revenue increased almost fourfold to E 5.6 billion, in Asia/Pacific, revenue reached E 0.8 billion, including E 0.3 billion in Australia, an increase of 71 percent. In emerging markets, revenue was approximately E 1 billion.

OPERATING INCOME Operating income was E 2.28 billion in 1999, a 71.3 percent increase over 1998, of which 33.5 percent was due to internal growth. The increase in operating income reflected a 1.3 percent improvement in operating margin and the impact of the acquisitions described above. The improved operating margin reflected internal growth in revenues of 9.7 percent compared to an 8.6 percent increase in operating expenses. Operating income generated by Media and Communications businesses, before holding and corporate expenses, doubled to E 551.6 million (including internal growth of a factor of 2.4), representing 24 percent of our total operating income, compared to less than 20 percent in 1998. This growth came primarily from our Telecoms business, where operating income rose from E 22.5 million to E 350.6 million. This increase was primarily a consequence of the increased profitability of our French mobile business, which had operating income of E 581 million, up from E 291 million in 1998, and improved its operating margin to 16 percent from 11 percent in 1998. In addition, Cegetel's fixed telephony business start-up losses were materially reduced, from E 264 million in 1998 to E 215 in 1999. Finally, the Publishing business generated a 40 percent increase in operating income, a gain that resulted equally from the integration of our acquisitions and from an improvement in Havas' profitability. These increases were partially offset by CANAL+'s operating loss of E 92.8 million, and by start-up losses of E 50.8 million generated by our Internet businesses.

Operating income generated by our Environmental Services businesses reached E
1.7 billion in 1999, up from E 1.1 billion in 1998. This 54.4 percent increase is attributable primarily to the consolidation of United States Filter Corporation, which contributed approximately E 339.1 million to our 1999 operating income. Internal growth, primarily resulting from new environmental contracts such as those described above, was 9.8 percent. Our Environmental Services businesses contributed 73 percent to our operating income in 1999, compared to slightly over 80 percent in 1998. Operating income from non-core businesses, principally in construction and real estate amounted to E 225.8 million in 1999 versus an operating loss of E 113.4 million in 1998.

FINANCIAL EXPENSE/INCOME Our net financial expense was E 220.1 million in 1999 compared to net financial income of E 9.3 million in 1998. This decline was primarily due to an increase of E 463.9 million in our financing costs, which grew as a result of our 1999 acquisitions. As a result of a hedging policy that was implemented at the end of 1998, our average cost of debt fell from 5.45 percent to 5.13 percent between 1998 and 1999 in spite of rising interest rates. Allowances for financial provisions were E 162.9 million in 1999, down from E 298 million in 1998. This decrease was caused principally by lower allowances for financial risks due to the cancellation of certain real estate risks. We recognized E 450.6 million in capital gains in 1999 (down from E 553.2 million in 1998), primarily in connection with the sale of portfolio securities, including the sale of treasury shares and shares of Alcatel and Saint-Gobain. In 1999, we recorded a E 102.6 million exchange profit primarily as a result of the increase in the value of the U.S. dollar against the euro, compared to a loss of E 10.4 million in 1998.

EXCEPTIONAL ITEMS In 1999, we recorded a net exceptional loss of E 837.8 million, compared to a E 249.3 million profit in 1998. Significant items included in the 1999 net exceptional loss were:

- capital gains of E 650.8 million (E 575.4 million re: Havas' billboard advertising business sale, E 275.2 million re: the sale of our 18.7 percent interest in Audiofina and E 148.7 million re: the sale of 9 percent of Havas Advertising), partially offset by a pre-tax capital loss of E 386.7 million incurred in connection with the sale of CGIS's real estate assets

- exceptional charges of E 1.42 billion, of which almost E 800 million consisted of provisions related to real estate assets, (particularly the multi-year construction programs which were revalued to facilitate the process of selling them) and E 318.5 million consisted of provisions related to the accelerated write-off of CANAL+ digital set-top boxes (which must be replaced sooner than expected by a new generation of equipment made necessary by the development of multi-access portals)

- E 95.1 million in restructuring expenses, net of allowances and releases, of which related primarily to the construction, water, and energy services.

GOODWILL AMORTIZATION Goodwill amortization increased significantly in 1999. This increase is due primarily to strategic acquisitions, particularly of United States Filter Corporation (goodwill amortization of E 30 million) and Havas Interactive (goodwill amortization of E 28 million) as well as from Vivendi Environnement (goodwill amortization of E 45 million). As a result of the United States Filter Corporation acquisition, and as part as of the restructuring of our activities in the United States, we wrote down the goodwill related to Aqua Alliance (E 92 million) and its subsidiaries (E 90 million).

INCOME TAXES Our income taxes and deferred tax result for 1999 is a profit of E
0.8 billion, compared to an expense of E 90 million in 1998. The E 0.8 billion profit is due to the fact that we recognized in 1999 a deferred tax asset of E 1 billion.

EQUITY IN EARNINGS OF AFFILIATES Our share in the net income of affiliated companies accounted for by the equity method amounted to E 32.9 million in 1999, compared with E 42.5 million in 1998. As in 1998, this category consisted primarily of net income generated by Cofiroute (E 26 million compared with E
21.4 million in 1998), Havas Advertising (E 11.3 million compared with E 13.6 million in 1998) and General Utilities' U.K. subsidiaries (E 21.3 million compared with E 17.4 million in 1998). CANAL+, which was fully consolidated during the last quarter of 1999, was accounted for using the equity method for the first nine months of 1999. CANAL+ and its subsidiaries contributed a negative E 20 million to our net income, compared with a negative E 9.6 million in 1998. BSkyB contributed negative income of E 13.7 million.

NET INCOME Our consolidated net income rose 27.7 percent to E 1,431.4 million in 1999. This corresponds to net earnings per share of E 2.7, as compared with E
2.5 in 1998, a 10 percent increase.

                            BUSINESS SEGMENT RESULTS

                                               ACTUAL                               PRO FORMA
                                        TWELVE MONTHS ENDED                    TWELVE MONTHS ENDED
                                            DECEMBER 31,                           DECEMBER 31,
                                 -------------------------------------------------------------------------
(EUROS IN MILLIONS)                2000        1999(1)       1999         1998         2000         1999
                                 --------     --------     --------     --------     --------     --------
REVENUES

     Music                          494.6           --           --           --      6,611.0      5,705.0
     Publishing                   3,539.8      3,278.4      3,316.9      2,876.3      3,599.8      3,352.4
     TV & Film                    4,248.3      1,150.6      1,151.8        200.6      8,795.5      7,345.2
     Telecoms                     5,270.1      3,912.5      4,102.2      2,875.2      5,270.1      3,912.5
     Internet                        47.8          2.1          2.0           --         47.8          2.1
                                 --------     --------     --------     --------     --------     --------
       Media & Communications    13,600.6      8,343.6      8,572.9      5,952.1     24,324.2     20,317.2
       Environment               26,512.0     20,959.4     22,428.2     16,047.2     26,512.0     20,959.4
       Non-Core Businesses        1,685.0     11,551.5     10,621.4      9,737.8      1,685.0      2,723.9
                                 --------     --------     --------     --------     --------     --------
TOTAL VIVENDI UNIVERSAL          41,797.6     40,854.5     41,622.5     31,737.1     52,521.2     44,000.5
                                 ========     ========     ========     ========     ========     ========

EBITDA
     Music                           94.2           --           --           --      1,157.0        840.0
     Publishing                     493.4        410.7        417.0        355.0        531.0        442.7
     TV & Film                      526.0         84.8         86.0         13.0        770.9        325.7
     Telecoms                     1,303.3        493.7      1,372.0        674.0      1,303.3        493.7
     Internet                      (183.7)       (34.3)       (51.0)        (4.0)      (183.7)       (34.3)
                                 --------     --------     --------     --------     --------     --------
                                  2,233.2        954.9      1,824.0      1,038.0      3,578.5      2,067.8
     Holding and Corporate         (137.0)       (75.9)       (75.5)       (43.0)      (250.0)      (174.4)
                                 --------     --------     --------     --------     --------     --------
       Media & Communications     2,096.2        879.0      1,748.5        995.0      3,328.5      1,893.4
       Environment                3,544.3      2,723.6      2,781.0      1,929.0      3,544.3      2,723.6
       Non-Core Businesses          340.4        698.0        705.5        529.0        340.4        245.5
                                 --------     --------     --------     --------     --------     --------
TOTAL VIVENDI UNIVERSAL           5,980.9      4,300.6      5,235.0      3,453.0      7,213.2      4,862.5
                                 ========     ========     ========     ========     ========     ========

OPERATING INCOME (LOSS)
     Music                           85.5           --           --           --        726.0        513.0
     Publishing                     344.7        352.1        354.5        252.2        382.3        384.1
     TV & Film                     (110.6)      (103.2)      (102.7)        (4.7)       (90.6)      (307.0)
     Telecoms                       486.1        (60.4)       350.6         22.5        486.1        (60.4)
     Internet                      (193.6)       (35.1)       (50.8)        (6.4)      (193.6)       (35.1)
                                 --------     --------     --------     --------     --------     --------
                                    612.1        153.4        551.6        263.6      1,310.2        494.6
     Holding and Corporate         (194.6)      (151.6)      (151.1)      (116.6)      (320.6)      (259.5)
                                 --------     --------     --------     --------     --------     --------
       Media & Communications       417.5          1.8        400.5        147.0        989.6        235.1
       Environment                1,896.5      1,482.4      1,654.2      1,071.0      1,896.5      1,482.4
       Non-Core Businesses          257.4        351.3        225.8        113.4        257.3        151.6
                                 --------     --------     --------     --------     --------     --------
TOTAL VIVENDI UNIVERSAL           2,571.4      1,835.5      2,280.5      1,331.4      3,143.4      1,869.1
                                 ========     ========     ========     ========     ========     ========

(1) Restated to reflect change in accounting policies.


MUSIC

The Music business is conducted though Universal Music Group, which develops, acquires, produces, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries around the world. Universal Music

Group also manufactures, sells and distributes music videos in the United States and internationally, licenses music copyrights and publishes music. Universal Music Group's record labels include A&M, Barclay, Blue Thumb, Decca/London, Def Jam, Deutsche Grammophon, Geffen, GRP, Impulse, Interscope, Island, Jimmy and Doug's Farmclub.com, MCA, MCA Nashville, Mercury, Mercury Nashville, Motown, Philips, Polydor, Universal and Verve. Universal Music Group owns the most extensive music catalog in the industry and is at the forefront of the development of new methods to distribute, market, sell, program and syndicate music and music-related programming by exploiting the potential of new technological platforms, that will allow the music business to be conducted over the Internet, cellular networks, cable and satellite.


2000 VERSUS 1999

Actual

The actual 2000 results include twenty-three days of Universal Music Group operations since the completion of the merger on December 8, 2000. Revenues for that period were E 494.6 million, EBITDA and operating income were E 94.2 million and E 85.5 million, respectively.

Pro forma

Revenues increased almost 16 percent to E 6.6 billion in calendar year 2000. Excluding the impact of favorable foreign exchange, revenues would have increased five percent. In 2000, 67 albums reached worldwide sales in excess of one million units and 5 albums sold over five million units. Major album sales included those by Eminem, Limp Bizkit, U2, Bon Jovi, Nelly, Dr. Dre, 3 Doors Down, Sisqo, Sting, Texas, Ronan Keating and Aqua, among others. We continue to hold strong chart positions in all music genres and major markets, including the United States, United Kingdom, France, Germany and Brazil. Internationally, we continue to maintain a strong local repertoire presence. In calendar 2000, revenues generated in North America accounted for 44 percent of the total music revenues. The European market accounted for 39 percent, Asia Pacific contributed 13 percent and Latin America accounted for the remaining four percent. Operating income increased 42 percent and EBITDA increased 38 percent, or 24 percent on a constant exchange rate basis, reflecting strong performances in North America and Europe and worldwide cost savings achieved from the integration of PolyGram, partially offset by investments in our electronic business initiatives and weaker results in Latin America.

We believe that emerging technologies will be strategically important to the future of the music business. Evolving technology allows current customers to sample and purchase music in more and different ways, and it exposes potential consumers to music they otherwise would not know exists. Through a variety of independent initiatives and strategic alliances, we continue to invest resources in the technology and electronic commerce areas that will allow the music business to be conducted over the Internet, cellular networks, cable, satellite, wireless broadband and future networks. Our investments and initiatives include the Bluematter(TM) music format, the DataPlay physical format, InterTrust Technologies, Jimmy and Doug's Farm Club, GetMusic (our joint venture with BMG Entertainment) as well as our joint venture with Sony Music Entertainment to develop and launch Duet, an online subscription-based music service.

PUBLISHING

Vivendi Universal Publishing (formerly Havas) focuses on worldwide multi-platform content (press, publishing, multimedia and trade fairs) in five divisions -- games, education, health, information and literature. The games division is No. 1 worldwide in online games and No. 2 worldwide in PC-based games. The education division is one of the world leaders in its field and the European leader in PC-based educational CD-ROMs. Its market segments are school textbooks, youth, adult training and reference books. The divisions brands include Larousse, Nathan, Anaya and Coktel (Adibou). The health division provides professionals with regularly updated, top quality information. The information division has three branches: B-to-B, general information and local information. The literature division is a French market leader in general literature with well-known publishing houses including, Robert Laffont, Plon-Perrin and Les Presses-Solar-Belfond. Vivendi Universal Publishing is focused on developing interactive and digital content within all its divisions.


2000 VERSUS 1999 (RESTATED)

Actual

Revenues generated by our Publishing businesses totaled E 3.5 billion in 2000, an increase of eight percent over 1999, approximately five percent of which was from internal growth. Internal revenue growth at our games division was 27 percent, primarily due to the worldwide success of Diablo II, which has sold over three million copies since its launch in 2000. The education division, with revenues of approximately E 1.0 billion in 2000, had a successful year in textbooks (partly due to the turnaround of Anaya in Spain) but faced a weak market for educational CD-ROM sales, primarily in the U.S. Revenues generated by the health division at E 419 million, increased in excess of 90 percent compared to 1999, due in part to the integration of Staywell-3V, a leading provider of consumer health information. Internal revenue growth in the health division was six percent. The information division contributed revenues in excess of E 1.2 billion, an increase of six percent compared to 1999, reflecting the outstanding advertising market for B2B and consumer magazines. The literature division (excluding France Loisirs) performed well with revenues of E 184 million, up 10 percent from 1999. Revenues generated outside France accounted for 46 percent of the Publishing businesses compared to 40 percent in 1999. Operating income for our Publishing businesses was E 344.7 million in 2000. Excluding the amortization of Havas Interactive acquired softwares, operating income was E 381 million, eight percent higher than 1999.

Pro forma

Pro forma EBITDA increased 20 percent of which seven percent was from internal growth. In 2000, Universal Interactive Games, which are included in pro forma results included revenues of E 60 million or slightly below two percent of the total business, and operating income was E 37 million. In 1999, Universal Interactive Games revenues were E 74 million and operating income was E 32 million.

1999 versus 1998

Revenue generated by our Publishing businesses increased 15 percent to E 3.3 billion in 1999, primarily due to the acquisition of Havas Interactive, which contributed revenue of E 536 million. Internal revenue growth was three percent. Revenues generated by the Business and Professional division were E 1.3 billion, up nine percent from 1998, primarily due to the outstanding advertising market for professional publications in France and in the United Kingdom and the integration of MediMedia, the world leader in drug information, for six months. Revenues generated by the General Public division were E 1.5 billion, up 60 percent on 1998, primarily due to the integration of Havas Interactive. Of the Publishing businesses total revenue, 17 percent was generated by electronic media (mostly educational and game CD-ROMs) compared to five percent in 1998. Geographically, 40 percent of the revenue was generated outside France, compared to 27 percent in 1998. The Publishing businesses contributed E 354.5 million to operating income in 1999, an increase of E 102.3 million from 1998, primarily due to acquisitions described above. Internal growth was three percent resulting largely from productivity enhancements in our French operations.

TV AND FILM

Created by the combination of Canal+ Group and Universal Studios businesses, Vivendi Universal's TV and Film businesses are a major global player in film and television production and distribution, pay television channels and services, digital television technology, Internet content and themed entertainment. The TV and Film businesses own the world's second-largest film and television library, totaling more than 9,000 feature films and more than 30,000 hours of TV programs. The TV business is comprised of Canal+ and Universal Television and Networks Group. Canal+ is the leading European producer and operator of pay TV premium and theme channels, the number one in Europe in digital television and also is an international provider of digital TV solutions. Universal Television and Networks Group is a global television sales, networks and production operation, with customers in over 180 countries. The Film business is comprised of Universal Pictures and StudioCanal which produce and distribute motion picture, television and home video/DVD products worldwide and engage in the licensing of merchandising and film property rights. Universal Studios Recreation Group operates the themed entertainment business, which is a natural extension of the core TV and Film businesses. Its "Universal Studios" destination resorts, theme parks and entertainment centers provide exiting and compelling attractions to visitors around the world.

Through Universal Studios, Vivendi Universal has an effective 43 percent equity interest in USA Networks, Inc., which is focused on the new convergence of entertainment, information and direct selling. Formed in February 1998, the company is organized into three distinct but interrelated units: entertainment, electronic retailing and information and services.


2000 VERSUS 1999 (RESTATED)

Actual

Revenues from the TV and Film businesses totaled E 4.2 billion in 2000, of which E 3.8 billion were generated by Group Canal+ and E 0.2 billion were generated by Universal Studios in the twenty-three day period since the merger. Revenue growth for Group

Canal+ was 17 percent, with 13 percent growth in pay TV. All divisions contributed to the revenue growth. Of the total TV and Film revenues, E 2.7 billion were generated in France and E 1.5 billion were generated outside France. At December 31, 2000, Canal+ had 15.3 million subscriptions, an increase of nine percent over the prior year. The number of digital subscribers increased 32 percent in 2000, to 5.3 million. In spite of increased subscriptions and digital subscribers and several hits from StudioCanal, the Group Canal+ operating loss increased to E 98 million in 2000 from a E 22 million loss in 1999 on a full year basis. The increased loss was primarily due to investment in the Italian pay television market, sports rights and competition in Europe, which increased expenses aimed at reinforcing subscriber loyalty and the move towards digitalization. This was partly offset by positive operating results at StudioCanal and CanalSatellite.

Pro forma

Pro forma results include the operations of Universal Studios on a twelve-month calendar year basis and the consolidation of Canal+ for twelve months in 1999. Pro forma EBITDA more than doubled to E 770.9 million, on revenues of E 8.8 billion, largely due to strong box office performance at Universal Studios and a solid subscriber base in the pay TV market. The performance of Universal Studios improved year-on-year. In 2000, revenues increased 23 percent (six percent on a constant rate basis) E 4.7 billion, operating income was E 7 million an increase of E 282 million and EBITDA was E 241 million, an increase of E 337 million. These results reflect improvements in both the filmed entertainment and recreation and other businesses. Within the filmed entertainment business, revenues increased 22 percent (five percent on a constant rate basis), and EBITDA was E 70 million an improvement of E 281 million compared to 1999. These results primarily reflect the solid performance of the motion picture business in 2000. The theatrical success of Dr. Seuss' How The Grinch Stole Christmas, Gladiator, Meet the Parents, Erin Brockovich and Nutty Professor II: The Klumps, combined with strong DVD and video sales of The Mummy, Notting Hill and American Pie resulted in improved earnings. Additionally, the development of programs designed to manage production, marketing, participation and overhead and development costs also contributed to filmed entertainment results. Results of the television and networks business also improved in 2000, primarily due to improved operating performance for channels launched in prior years and higher international earnings on USA Networks product, partially offset by lower library sales. Within the recreation and other business, revenues increased 26 percent (eight percent on a constant rate basis), and EBITDA increased to E 171 million an improvement of E 56 million compared to 1999. These results reflect improved earnings at Universal Studios Hollywood principally due to the opening of the CityWalk expansion in April 2000, increased management fees and earnings generated from the expansion of Universal Orlando and increased retail sales at Spencer Gifts.



1999 VERSUS 1998

Our TV and Film businesses contributed E 1.15 billion to total revenue in 1999 compared to E 0.2 billion in 1998. The significant increase was primarily due to the E 951 million contribution from CANAL+ for the three-month period starting October 1, 1999. Prior to that date, the results of CANAL+ were accounted for using the equity method, however, after acquiring the 15 percent interest held by Richemont, the results of Canal+ were fully consolidated. Our TV and Film businesses incurred an operating loss of E 102.7 million in 1999, compared to a E 4.7 million loss in 1998. The increased loss was due to the negative contribution of E 92.8 million from CANAL+ for the fourth quarter.

TELECOMS

Through Cegetel and Vivendi Telecom International (VTI), Vivendi Universal provides a broad range of telecommunications services, including fixed and mobile telephony, Internet access and data services and transmission. Vivendi Universal currently owns, directly and indirectly, 44 percent of Cegetel's outstanding equity. The results of Cegetel are consolidated because, through a shareholders' agreement, Vivendi Universal has a majority of the shareholder voting rights and thus effective control. With 15 percent of the French telecommunications market at the end of 2000, Cegetel is the leading private full-service telecoms operator in France. Cegetel offers mobile telephone services through its subsidiary SFR, long distance and international fixed telephone services through Cegetel 7 and various telecommunications services to business customers through Cegetel Entreprises. VTI, a wholly-owned subsidiary of Vivendi Universal, develops our telecommunications activities outside France. At the end of 2000, VTI was operating in Spain, Monaco, Poland, Hungary, Kosovo, Egypt and Kenya.


2000 VERSUS 1999 (RESTATED)

The Telecoms business generated revenues of E 5.3 billion in 2000, an increase of 35 percent, of which approximately 32 percent was generated from internal growth. Cegetel's revenues increased to E 5.1 billion in 2000, compared with E 3.9 billion in 1999, an increase of approximately 31 percent. This growth was linked to the continuing development of SFR, whose revenue increased by

31 percent to E 4.6 billion in 2000, due to a 38 percent increase in the user base, from 7.3 million customers at the end of 1999 to 10.1 million at the end of 2000, which represented 35 percent of the French mobile telephone market. The volume increase was in line with the French mobile market growth, where penetration grew from 34 percent at the end of 1999 to 49 percent at the end of 2000. Monthly average usage per customer increased from 240 minutes in 1999 to 290 minutes in 2000. SFR's revenue growth was achieved despite a 15 percent decrease of the average revenue per user, from E 53 to E 45, which resulted primarily from increased share of prepaid customers in the customer base, a general trend of the French market, such customers representing significantly lower bills than postpaid customers. Prepaid customers accounted for 43 percent of SFR's total customer base at the end of 2000, versus 33 percent at the end of 1999. Additionally, SFR's revenues suffered from the decrease in incoming calls from fixed lines, which represented 30 percent of total incoming calls in 2000 versus 37 percent in 1999, and from the full year effect over 2000 of fixed-to-mobile rates' reduction decided in September 1999 at the request of the ART, the French telecommunications regulator. Revenues would have been even higher in 2000 had certain mobile-to-mobile contracts not been deferred until 2001. Our fixed telephony business revenues increased 43 percent to E 455 million in 2000, compared to E 318 million in 1999. Cegetel 7's revenue increased by 35 percent to E 193 million. This growth is mainly due to an increase of the user base, including over 800,000 new clients and reaching 2.4 million lines at the end of 2000 versus 1.5 million lines at the end of 1999. Cegetel 7 has reached a market share of approximately nine percent at the end of 2000. Cegetel Entreprises' revenue increased by 50 percent to E 262 million due, on the one hand, to the significant growth of voice traffic (increase of 37 percent to 1.4 billion minutes), mitigated by significant price pressure on voice products. On the other hand, Cegetel developed its data transmission services, which represented 40 percent of 2000 revenues compared to 35 percent in 1999, reflecting 62 percent growth.

Operating income in 2000 was E 486.1 million versus a operating loss of E 60.4 million in 1999. The 1999 restated operating income reflects the adoption of a new accounting method related to mobile customers acquisition costs. These costs, which were previously capitalized and depreciated over 12 months, are now directly recorded as expenses. SFR's operating income increased to E 634 million in 2000 from E 154 million in 1999. This performance resulted both from a slight reduction in acquisition costs per user and from the scale effect linked to the increased customer base. Cegetel 7 incurred an operating loss of E 59 million in 2000, stable versus 1999, as a decrease in tariffs was balanced by an increase in the client base and cost savings. Cegetel Entreprises' operating loss decreased from E 148 million in 1999 to E 89 million in 2000, due to increased revenues, a cost control program put in place in early 1999 and network restructuring.

Telecoms consolidated EBITDA grew significantly on a pro-forma basis, from E 494 million in 1999 to E 1,3 billion in 2000. The EBITDA from SFR's mobile unit grew 100 percent to E 1.2 billion, whereas the fixed activities of Cegetel 7 and Cegetel Entreprises both significantly reduced their EBITDA loss by 40 percent from E 143 million in 1999 to E 86 million in 2000.


1999 VERSUS 1998

In 1999, the Telecoms businesses generated revenues of E 4.1 billion, an increase of 43 percent compared to 1998, primarily due to the operations of Cegetel. Cegetel's revenue increased by 42 percent to E 4.0 billion. This growth was due in part to the performance of SFR, whose revenue increased by 37 percent to E 3.7 billion in 1999, largely as a result of a 73 percent increase in its user base, from 4.3 million customers at the end of 1998 to 7.3 million at the end of 1999. The volume increase was in line with the French mobile market growth, where penetration grew from 19 percent at the end of 1998 to 34 percent at the end of 1999. Monthly usage per customer increased from 210 minutes in 1998 to 240 minutes in 1999. Cegetel's growth was partially offset by a 16 percent decrease in its average revenue per customer, from E 63 to E 53, which resulted primarily from lowered prices. Price declines were caused by intense competition in the French market and by the increased popularity of prepaid, rather than contract, arrangements. Prepaid customers represented 33 percent of SFR's total customer base at the end of 1999, up from 15 percent at the end of 1998. Prepaid customers generated average monthly revenue of E 23, compared to E 59 for the average contract customer. Moreover, SFR suffered from an increase in non-revenue generating mobile-to-mobile calls, and from a 20 percent decline in fixed-to-mobile rates implemented in September 1999 at the request of the ART. Our fixed telephony business revenue more than doubled to E 318 million in 1999, compared to E 147 million in 1998. Cegetel 7's revenue almost tripled to E 143 million. This growth is due largely to a 700,000 increase in Cegetel 7's subscriber base, from 400,000 in 1998 to 1.1 million in 1999 (traffic tripled to 1.6 billion minutes as well), partially offset by an average 25 percent price decrease, principally the result of the intense competition in this segment of the French telecommunications market. Cegetel 7 was able to win a market share of approximately seven percent in 1999, half of the market share relinquished by France Telecom to its competitors. Cegetel Entreprises' revenue doubled to E 175 million, coming from a sharp increase in traffic (which almost quadrupled to 1.1 billion minutes), mitigated by significant price pressure on voice products.

Operating income for our telecommunications businesses increased to E 350.6 million from E 22.5 million in 1998. Cegetel accounted for E 366 million of the 1999 total, having contributed E 27 million in 1998. Cegetel's contribution was partially offset by a E 15 million operating loss generated by the international operations of VTI. Within Cegetel, SFR's operating income doubled to E 550 million, due to the decline in the average cost per marginal mobile phone user, explained above, which resulted in an improvement in operating margin from 11 percent to 16 percent. Cegetel 7's operating loss significantly decreased to E 58 million, compared to a E 102 million loss in 1998, due to a leaner cost structure and a 30 percent drop in customer acquisition and customer care costs. Cegetel Entreprises' operating loss decreased from E 193 million to E 148 million in 1999, due to a cost control program put in place in early 1999 and network restructuring. These efforts were partially offset by continued high interconnection costs to France Telecom's network.


INTERNET

The Internet business is conducted through VivendiNet which brings together all of Vivendi Universal's Internet ventures alongside Internet-related technological, investment and business development activities. VivendiNet is an investor, incubator, technical service provider and site operator that develops online content, technologies, brands and subscriber bases in collaboration with all the other Media and Communications businesses. Its focus is on selective investments, the strong internal growth of its subsidiaries and the development of applications that are not dependent on advertising as a revenue stream. VivendiNet's interactive operating strategy allows it to identify and develop synergies throughout the company and to benefit from economies of scale.


2000 VERSUS 1999 (RESTATED)

During 2000, many new Internet operations were launched or acquired including, Ad-2One, an online advertising agency and i-France, a multiservice portal that serves six European countries. Revenues in 2000 increased to E 47.8 million, primarily as a result of these new businesses. The operating loss incurred in 2000 was E 193.6 million, primarily due to start-up and development costs and marketing expenses. The planned European expansion of Ad-2One combined with new development in the Education portal and Enablers will continue to have a negative impact on earnings in 2001, however, the first launched vertical portals such as Flipside and Bonjour are expected to break even by the end of 2001.


1999 VERSUS 1998

Our Internet businesses expanded rapidly in 1999, however, revenue was insignificant as many operations were in the developmental stage. Due primarily to marketing costs and the undeveloped nature of the Internet industry in general, these businesses generated an operating loss of E 50.8 million in 1999 compared to a loss of E 6.4 million in 1998. The year-on-year increase resulted from additional development costs for new operations.


ENVIRONMENTAL SERVICES

Vivendi Universal's Environmental Services businesses are primarily operated through Vivendi Environnement, a 63 percent effectively-owned subsidiary. Vivendi Environnement is a worldwide leader in environmental services, with operations around the globe. It provides integrated services in four principal sectors, including water treatment and systems operation (Vivendi Water), waste management (Onyx), energy services (Dalkia) and transportation services (Connex), to a wide range of public authorities and industrial, commercial and residential customers. Vivendi Environnement also holds a 57 percent joint control in Fomento de Construcciones Y Contratas (FCC), one of the largest public companies in Spain, that operates in the construction, public works and environmental services sectors. Vivendi Environnement has been listed on the Paris Bourse since July 2000.


2000 VERSUS 1999 (RESTATED)

Environmental Services' total revenues for 2000 were E 26.5 billion, an increase of 26 percent compared with 1999. Ten percent of the Environmental Services' revenue growth resulted from the full-year impact of acquisitions made in 1999, principally United States Filter Corporation (USFilter) in water and Superior Services in waste management. Five percent resulted from favorable currency exchange rates and 11 percent was the result of internal growth. Revenues from Vivendi Environnement's water business were E 12.9 billion, an increase of 23 percent, including 10 percent internal growth. Internal growth was generated by new contracts outside France and the steady development of waterworks in France. Revenues from Vivendi Environnement's waste management business were E 5.3 billion, an increase of over 50 percent from 1999, of which internal growth was in excess of 13 percent. Internal growth resulted from a number of new contracts and increases in volumes and the price of paper. In the energy business, revenues increased 14 percent in 2000 to E 3.2 billion, including almost 10 percent internal growth generated by cogeneration facilities in France and expansion in Northern and Eastern Europe. The transportation business generated revenues of E 3.1 billion in 2000, up 29 percent from 1999, including internal growth of 13 percent, which resulted primarily from the development of the Stockholm and Melbourne contracts outside France and urban contracts within France. FCC generated revenue of in excess of E 4 billion in 2000, E 2 billion of which was contributed to Vivendi Environnement's consolidated revenues, reflecting its 49 percent interest. Revenues generated outside of France represented E 15.4 billion, approximately 58 percent of the total.

Operating income generated by Environmental Services businesses increased by 28 percent to E 1.9 billion in 2000. Twelve percent of the operating income growth resulted from 2000 acquisitions and full-year impact of the 1999 acquisitions, primarily USFilter and Superior Services. Six percent resulted from favorable currency exchange rates and 10 percent was the result of internal growth, principally in the water, energy and transportation divisions. Operating income generated by Vivendi Environnement's water division increased 35 percent, including over 11 percent from internal growth. Internal growth resulted from new contracts acquired outside France, steady activities in the United States and the benefits of a cost management policy. The waste management division generated operating income of E 399 million, an increase of almost 45 percent over 1999, primarily as a result of acquisitions. Operating income from the energy business increased approximately 13 percent to E 191 million in 2000. The internal growth was 15.9 percent. The transportation division generated operating income of E 108 million in 2000, an increase of in excess of 14 percent over 1999, due to the favorable evolution of Stockholm and British contracts. FCC, generated an operating income of E 208 million, an increase of 12 percent.



1999 VERSUS 1998

Total revenue in our Environmental Services sector amounted to E 22.4 billion in 1999, representing an increase of 40 percent over 1998, of which 29 percent was due to acquisitions, 7.7 percent to internal growth and the remainder due to the effect of changes in currency exchange rates, particularly the U.S. dollar/euro. Revenues from Vivendi Environnement's water business were E 10.7 billion, an increase of 59 percent from 1998, primarily due to the acquisition of USFilter, which contributed E 3.6 billion between May and December 1999. Internal revenue growth in the water business was approximately five percent. Revenues from Vivendi Environnement's waste management business were E 3.5 billion, an increase of 24 percent from 1998, including internal growth in excess of nine percent, which resulted from a number of new contracts. Within the energy business, services revenue (Dalkia) increased five percent in 1999 to E 2.8 billion, of which four percent was due to internal growth reflecting the ramp-up of cogeneration contracts in France and Eastern Europe. The transportation business generated revenues of E 2.5 billion in revenue in 1999, up 23 percent from 1998, of which internal growth was 15 percent, resulting primarily from new contracts such as the Stockholm metro contract and the Melbourne contract. FCC generated revenue of almost E 4 billion in 1999, E 1.9 billion of which was contributed to Vivendi Environnement's consolidated revenues, reflecting its 49 percent interest. Geographically, revenue generated in France increased six percent to E 9.9 billion. Outside France, revenue increased 88 percent to E 12.5 billion, or 55 percent of the total revenue of the division.

Operating income from our Environmental Services businesses increased by 54 percent to E 1.7 billion in 1999. This increase is primarily attributable to the acquisitions of USFilter, Superior Services, hazardous waste-related assets from Waste Management and our interest in FCC. Internal growth was 10 percent, an increase attributable primarily to new contracts in the water, waste management and transportation segments. The water business contributed operating income of E 793 million in 1999, an increase of 96 percent, largely due to US Filter. The performance was also improved due to continued cost cutting efforts in the French water business. Operating margin in the water business increased from six percent in 1998 to seven percent in 1999. Within the energy business operating income increased 25 percent to E 170 million in 1999, including 22 percent from internal growth. In the waste management business, operating income totaled E
277.7 million, an increase of 23 percent, primarily due to the acquisition of Superior Services and Waste Management, which contributed E 25 million and E 13 million, respectively, to our operating income. Internal growth was 11 percent. The transportation business generated operating income of E 96.1 million, an increase of 28 percent from 1998 (including 20 percent internal growth), primarily resulting from increased passenger traffic in the United Kingdom, which led to higher productivity in our operations there. FCC's contribution to our operating income was E 190.5 million in 1999, compared to E 74.5 million for the second half of 1998. Operating income for the same period in 1999 was E 104 million.

LIQUIDITY, CAPITAL RESOURCES AND MARKET RISK

In 2000, cash flow from operating activities improved E 1.1 billion to E 2.6 billion. The improvement was mainly due to an EBITDA increase of E 1.7 billion mostly generated by our Telecoms, Publishing and Environmental Services businesses. This increase was offset by additional tax payments of E 560 million. We expect operating cash flow to increase as a result of the continuing development of our Media and Communications businesses and from a reduction in interest costs resulting from planned disposals. In addition, we expect the array of Seagram content assets to increase demand for our access services, and therefore to increase the net cash generated by our access operations; also, we believe that Seagram's businesses -- particularly its recorded music business -- will generate strong cash flow, consistent with their historical performance.

Investment transactions were E 31.5 billion in 2000 compared to E 18.3 billion in 1999. The increase was primarily due to the merger with Seagram and Canal+ and is reflective of our investment strategy to expand our Media and Communications businesses. Capital expenditures were E 5.8 billion, E 0.2 billion higher than 1999. Proceeds from the disposal of investments and fixed assets were E 6.9 billion in 2000 compared to E 4.5 billion in 1999, mainly attributable to the divestiture of non-core real estate and construction assets.

Capital was increased by financing transactions of E 33.9 billion in 2000 compared to E 6.0 billion in 1999. The increase was mainly due to the merger with Seagram and Canal+. In July 2000, the sale of 37 percent of Vivendi Environment through an IPO contributed to an increase in financing transactions of E 3.8 billion.

In connection with the sale of the spirits and wine business, Seagram and Joseph
E. Seagram & Sons, Inc. (JES) have recently completed tender offers and consent solicitations for all of their outstanding debt securities that would have otherwise matured between April 2001 and December 2038 (excluding the Adjustable Conversion-rate Equity Security Units (ACES)), representing an aggregate of U.S.$6.175 billion principal amount of securities. Seagram and JES purchased an aggregate of approximately U.S.$6 billion of securities pursuant to these tender offers and consent solicitations. The aggregate purchase price, dealer management fees and solicitation fees paid in relation to these tender offers and consent solicitations totaled approximately U.S.$6.6 billion. On March 8, 2001, Vivendi Universal successfully completed an exchange offer and consent solicitation for 97.9 percent of the ACES, representing a principal amount of approximately U.S.$1 billion, issued by The Seagram Company Ltd. Vivendi Universal arranged certain bridge financing facilities with various financial institutions to provide funding for the tender offers and consent solicitations. We intend to repay amounts drawn under these bridge financing facilities from the proceeds of the sale of the spirits and wine business.

We expect that we will be able to satisfy our cash requirements for the next twelve months without raising additional funds. As to our Media and Communications businesses, and our company as a whole, we expect cash flow from operations, combined with proceeds from disposals of non-core assets, to meet our need for liquidity. Cash flow from these sources, however, may not be sufficient to finance capital expenditures in our Telecoms and Internet segments, in which case we may incur some additional debt, likely in the form of bank loans. We expect Vivendi Environnement to meet its need for liquidity, and to repay the debt it owes to us, from net cash provided by operations from the public offering and private placement.

CAPITAL RESOURCES We meet our long-term financing needs through the issuance of bonds and convertible debt and adapt to changes in these needs through the issuance of commercial paper and through short-term credit facilities. As at December 31, 2000, our material capital resources included, E 56.7 billion in total shareholders' equity (up from E 10.8 billion in 1999), E 23.8 billion in long-term debt (up from E 19.1 billion in 1999) and E 14.9 billion in short-term debt (versus E 15 billion in 1999). Our net financial debt at December 31, 2000 was E 25.5 billion, of which E 13.1 billion relates to our Environmental Services businesses. The net financial debt was 91 percent denominated in euros with an average interest cost of 4.82 percent versus 4.1 percent in 1999. The remaining balance of the net financial debt was denominated in U.S. dollars, pounds sterling and Australian dollars with an average interest rate of 7.12 percent, 7.32 percent and 6.72 percent, respectively. Altogether, the average cost of debt in 2000 was 5.15 percent versus 5.13 percent in 1999. The maturity profile of the E 23.8 billion in long-term debt is E 7.3 billion will mature in one to two years, E 12.6 billion will mature in more than two years but less than five years, and E 3.9 billion will mature in more than five years. We expect to accelerate the retirement of the Media and Communications businesses net financial debt with the anticipated proceeds from the sale of Seagram's spirits and wine operations, completion of the ACES exchange offer and sale of our investment in BSkyB. Our ratio of net financial debt to shareholders' equity and minority interest was 38 percent in 2000 (versus 153 percent in 1999). We believe our access to external capital resources together with internally generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility. We expect that Vivendi Environnement will finance its capital requirements from its net cash flows and existing external financing. We expect to fund future capital requirements of our content business from future cash flows generated by operations. Regarding our Telecoms and Internet businesses, we expect to fund our future substantial capital expenditure requirements (including our E 4.95 billion bid for a UMTS license in France) through additional incurrence of debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK As a result of our global operating and financing activities, we are subject to various market risks relating to fluctuations in interest rates, foreign currency exchange rates and equity market risks relating to investment securities. We follow a centrally managed risk management policy approved by our Board of Directors. As part of this policy, we use derivative financial instruments to manage interest rate risk, primarily related to long-term debt, and foreign currency risk associated with foreign denominated assets. We generally do not use derivative or other financial instruments for trading purposes. As a result of our regular borrowing activities, our operating results are exposed to fluctuations in interest rates. We have short-term and long-term debt with both fixed and variable interest rates. Short-term debt is primarily comprised of notes payable to banks and bank lines of credit used to finance working capital requirements. Short-term investments are primarily comprised of cash and equivalents and marketable securities. Long-term debt represents publicly held unsecured notes and debentures and certain notes payable to banks used to finance long-term investments such as business acquisitions. Derivative financial instruments used to manage interest rate risk relating to long-term debt include interest rate swaps and caps. A hypothetical increase in average market rates of one percent over the year 2001 would result in a decrease (before taxes) in our annual net income of approximately E 170 million. We have worldwide operations that include significant operations in countries outside of the euro zone. In 2000, 36 percent of our sales were in non-euro currencies, particularly U.S. dollars and British pounds. Because product and operating costs are based largely on the currency in which related revenue is generated, we face limited related foreign exchange exposure in this area. We consider this risk to be immaterial and have historically not attempted to hedge our exposure to foreign currency fluctuations. We do face foreign currency exchange risk to the extent that we plan disposals of assets denominated in currencies other than the euro and to the extent that we have non-euro cash needs. We enter into forward contracts to hedge specific firm commitments and anticipated foreign currency denominated transactions. Our exposure to equity markets risk relates primarily to its investments in the marketable securities of unconsolidated entities and derivative equity instruments. We generally do not use derivative financial instruments to limit our exposure to equity market risk. A hypothetical decrease of 10 percent of overall portfolio share prices in 2001 would result in a decrease in our equity market portfolio of E 869.3 million. We do not consider our exposure to other market risks material.


UPDATE ON INTEGRATION AND SYNERGIES

Integration and cost-savings initiatives, along with the identification of revenue- and EBIDTA-generating opportunities, are proceeding well. Cost-saving initiatives are well under way across all businesses and major progress has been made in the first three months since the creation of Vivendi Universal toward achieving the Company's 2002 target of E 420 million. Cost-savings have resulted from consolidations in headquarters operations, real estate, logistics, IT (Information Technology) and procurement. Additional cost savings are expected in all these areas. Identification of revenue synergies are well advanced and poised for delivery in 2002. Those synergies are projected to contribute E 1 billion at the revenue line, resulting in an annual EBIDTA contribution of E 220 million. Synergies identified cut across the Company's content and access business units.


OTHER MATTERS AND RECENT DEVELOPMENTS

INTRODUCTION OF THE EURO Since the introduction of the euro on January 1, 1999, our functional and reporting currency has been the euro. Accordingly, we prepared our 2000 and 1999 consolidated financial statements in euros. The consolidated financial statements for prior years have been prepared in French francs and have been restated in euros for each period presented using the official fixed exchange rate E 1 = FF 6.55957. Therefore, the consolidated financial statements for prior years depict the same trends that would have been presented had they been presented in French francs. However, because they were originally prepared in French francs, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a European currency other than the French franc and restated them in euros.

SFR SUBMITS APPLICATION FOR UMTS LICENSE On January 30, 2001, SFR, an indirect subsidiary of Vivendi Universal, officially submitted its application for a license to provide third generation UMTS mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that would allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets. The licenses are expected to be awarded in the Spring of 2001. The fee for each license is currently expected to be E 4.95 billion, with payments spread over a 15-year period. The French government may be considering proposals to alter the terms of the license awards.

CANAL+'S SALE OF ITS STAKE IN EUROSPORT On January 31, 2001, Canal+ announced that it had sold its 49.5 percent interest in European sports channel Eurosport International and its 39 percent interest in Eurosport France to TF1. Proceeds from the sale amounted to approximately E 305 million for Canal+ Group and E 345 million for Vivendi Universal as its subsidiary Havas Image also sold its interest in Eurosport France. Canal+ will remain a distribution channel for Eurosport. CANAL+ had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

CONVERTIBLE BOND ISSUANCE On February 2, 2001, Vivendi Universal placed E 457 million principal amount of bonds exchangeable for shares of Vinci, a company in which Vivendi Universal has an 8.67 percent stake. The 1 percent five-year bonds were issued at a price of E 77.35, a 30 percent premium to Vinci's then-current stock price. Each bond is exchangeable for one Vinci share. On February 5, 2001, the lead manager for the bonds, which managed the offering of the bonds, exercised their over-allotment option to purchase E 70 million additional principal amount of the bonds, thus increasing the overall amount of the issuance to E 527 million. Conversion of all the bonds into Vinci shares would result in the elimination of Vivendi Universal's stake in Vinci.

ACQUISITION OF UPROAR INC. On February 5, 2001, Flipside Inc., a subsidiary of Vivendi Universal's Publishing business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of the outstanding stock of Uproar for U.S.$3 per share, or a total consideration of U.S.$140 million. The transaction has been approved by the Boards of both companies and will make the combined entity an overall leader in interactive games on the Internet.

EXCHANGEABLE BOND ISSUANCE On February 8, 2001, Vivendi Universal placed E 1.809 billion principal amount of bonds exchangeable into Vivendi Environnement stock on a one for one basis. The bonds correspond to 9.3 percent of the capital stock of Vivendi Environnement. The 2 percent, five year bonds were issued at a price of E 55.90, a 30 percent premium over the previous day's weighted-average price. Excluding, the 9.3 percent now allocated to the exchangeable bonds, Vivendi Universal holds 63 percent of Vivendi Environnement, and intends to maintain its majority control at this level for the long term.


FINANCIAL OUTLOOK

The strong results that we generated in 2000, combined with our unique combination of content and distribution assets provide a solid foundation for growth in 2001. For our Media and Communications businesses, revenue and EBITDA growth are targeted to be 10 percent and 35 percent, respectively, for the period 2000-2002.


CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains statements that are "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our management with respect to our future operating performance. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this report, we are intending to identify those statements as forward-looking. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that express forecasts, expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects and anticipated cost savings or synergies are forward-looking statements within the meaning of the Act. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from our forward-looking statements as a result of certain risks and uncertainties, many of which are outside of our control, including but not limited to:


- Changes in global and localized economic and political conditions, which may affect attendance and spending at our theme parks, purchases of our consumer products and the performance of our filmed entertainment operations.

- Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect our access to, or increase the cost of financing for our operations and investments.

- Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact our market share, increase expenses and hinder our growth potential.

- Changes in consumer preferences and tastes, which may affect all our business segments.

- Adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at our theme parks in California, Florida and Spain.

- Legal and regulatory developments, including changes in accounting standards, taxation requirements and environmental laws.

- Technological developments that may affect the distribution of our products or create new risks to our ability to protect our intellectual property rights.

- The uncertainties of litigation and other risks and uncertainties detailed from time to time in our regulatory filings.

CONSOLIDATED STATEMENT OF INCOME

                                                                                1999(*)
                                                        Notes                 consistent
(in millions of euros)                                 in annex   2000        accounting   1999        1998
                                                                                policies
                                                       ---------------------------------------------------------
REVENUE                                                     1.1    41,797.6     40,854.5    41,622.5    31,737.1
                                                       ---------------------------------------------------------
Other revenue                                               1.2       821.2      1,171.1     1,951.3     1,516.8

Cost of revenue                                                   -20,644.6    -23,246.8   -23,712.9   -18,575.3

Personnel costs (including employee profit-sharing)                -9,487.3    -10,299.5   -10,431.1    -8,225.1

Taxes                                                                -629.2       -653.8      -659.2      -627.9

Other operating expenses                                           -6,155.0     -3,803.7    -3,811.8    -2,662.5

Depreciation and amortization                                 4    -3,131.3     -2,186.3    -2,678.3    -1,831.7
                                                       ---------------------------------------------------------
OPERATING INCOME                                                    2,571.4      1,835.5     2,280.5     1,331.4
                                                       ---------------------------------------------------------
Financial (expense) income                                           -541.2         75.9       -57.2       307.3

Financial provisions                                          4       -91.7       -163.0      -162.9      -298.0
                                                       ---------------------------------------------------------
NET FINANCIAL (EXPENSE) INCOME                                2      -632.9        -87.1      -220.1         9.3
                                                       ---------------------------------------------------------
INCOME FROM OPERATIONS BEFORE EXCEPTIONAL ITEMS AND
 INCOME TAXES                                                       1,938.5      1,748.4     2,060.4     1,340.7
                                                       ---------------------------------------------------------
Exceptional items                                                   2,755.2       -922.7      -914.3        42.7

Depreciation, amortization and provisions on
 exceptional items                                            4       191.6         76.9        76.5       206.6
                                                       ---------------------------------------------------------
NET EXCEPTIONAL INCOME (EXPENSE)                              3     2,946.8       -845.8      -837.8       249.3
                                                       ---------------------------------------------------------
Income taxes and deferred taxes                               5    -1,020.9        946.1       793.2       -90.0
                                                       ---------------------------------------------------------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY INTEREST
 AND MINORITY INTEREST                                              3,864.4      1,848.7     2,015.8     1,500.0
                                                       ---------------------------------------------------------
Goodwill amortization                                                -634.2       -606.4      -612.0      -209.5
                                                       ---------------------------------------------------------
INCOME BEFORE EQUITY INTEREST AND MINORITY INTEREST                 3,230.2      1,242.3     1,403.8     1,290.5
                                                       ---------------------------------------------------------
EQUITY IN NET INCOME OF AFFILIATES                                   -306.3         32.9        32.9        42.5
                                                       ---------------------------------------------------------
Minority interest                                                    -624.9        159.4        -5.3      -212.2
                                                       ---------------------------------------------------------
NET INCOME                                                          2,299.0      1,434.6     1,431.4     1,120.8
                                                       ---------------------------------------------------------

(*) In 2000, Vivendi Universal applied the new methodology for consolidated financial statements based on Regulation 99.02 approved by the `Comite de la reglementation comptable' in April 1999. Additionally, Telecoms subscriber acquisition costs were recorded directly as operating expenses as of January 1, 2000 and payments made in terms of audiovisual rights acquired by Canal+ under license agreements are now recorded as intangible assets (see note on accounting principles)

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                             1999(*)
                                                              2000          consistent    1999         1998
                                                                            accounting
(in millions of euros)                                                       policies
                                                              -------------------------------------------------
OPERATING ACTIVITIES

  EBITDA                                                        5,980.9       4,300.6       5,235.0     3,453.0

  Net financial and exceptional items                          -1,509.3      -1,516.6      -1,641.6        52.5

  Income tax                                                     -789.8        -229.0        -229.0      -369.4

  Net change in working capital                                -1,046.7      -1,041.8        -944.3       216.5
                                                              -------------------------------------------------
TOTAL                                                           2,635.1       1,513.2       2,420.1     3,352.6
                                                              -------------------------------------------------
INVESTMENT ACTIVITIES

  Capital expenditures                                         -5,799.8      -5,628.3      -5,628.3    -3,908.8

  Acquisition of investments(1)                               -32,543.2     -15,851.7     -15,851.7    -3,580.5

  Deferred charges                                               -157.4      -1,094.3      -1,094.3      -536.1

  Property assets                                                               -68.9         -68.9       -33.4

  Proceeds from disposal of securities                          4,088.9       3,377.8       3,377.8     2,470.4

Proceeds from disposal of assets(2)                             2,821.9       1,092.1       1,092.1       191.7

Net change due to long-term loans and deposits                    134.1        -176.3        -176.3       -11.2
                                                              -------------------------------------------------
TOTAL                                                         -31,455.5     -18,349.6     -18,349.6    -5,407.9
                                                              -------------------------------------------------
FINANCING ACTIVITIES

  Issuance of parent company common stock                      30,102.3       6,077.1       6,077.1     1,158.3

  Minority interest in capital increases of subsidiaries        4,276.3          63.2          63.2        61.5

  Dividends paid to parent company shareholders                  -565.7        -413.5        -413.5      -305.6

  Dividends paid to minority interest in subsidiaries            -234.2         -70.3         -70.3       -42.7

  Dividends received from equity affiliates                        36.5          83.7          83.7        81.3

  Other long-term liabilities                                     260.1         230.9         230.9       575.5
                                                              -------------------------------------------------
TOTAL                                                          33,875.3       5,971.1       5,971.1     1,528.3
                                                              -------------------------------------------------
Total cash flows for the year                                   5,054.9     -10,865.3      -9,958.4      -527.0

Net financial debt at January 1                                22,832.7       6,502.2       6,502.2     4,177.0

Impact of exchange rates, consolidation scope and other(3)      7,736.3       5,465.2       6,372.2       839.8

Change in accounting policies relating to capital lease                                                   958.4

Net financial debt at December 31(4)                           25,514.1      22,832.7      22,832.7     6,502.2


(*) In 2000, Vivendi Universal applied the new methodology for consolidated financial statements based on Regulation 99.02 approved by the `Comite de la reglementation comptable' in April 1999. Additionally, Telecoms subscriber acquisition costs were recorded directly as operating expenses as of January 1, 2000 and payments made in terms of audiovisual rights acquired by Canal+ under license agreements are now recorded as intangible assets (see note on accounting principles)

(1)  This primarily includes:

     - E28,311 million under the share exchange agreement with Seagram, before revaluation at the reference price of the average closing prices of Vivendi stock for 11 days on or around July 4, 2000, i.e., E 91.45.

     - E1,228 million to buy out the minority interests in the unregulated Canal+ business segment, before revaluation at the transaction price (average closing price of Vivendi stock for 11 days on or around June 20, 2000, i.e., E 94.88)

(2) Includes the sale by Sithe Energies, Inc. of the assets previously purchased from G.P.U.: E2,266 million.

(3) Includes the effect of the Seagram consolidation (own debt of E 9,347 million as of December 9, 2000) and the effect of the Sithe deconsolidation on December 31, 2000 (a positive effect of E 1,424 million on the debt of Vivendi Universal).

(4) This is the amount that appears in the December 31, 2000 Vivendi Universal balance sheet. This amount reflects the Seagram debt. It is calculated before the expected effect of the disposals to be made in fiscal 2001.

CONSOLIDATED BALANCE SHEET

ASSETS

                                                                                       1999(*)
                                                                Notes    2000         Consistent    1999        1998
(in millions of euros)                                       in annex                 accounting
                                                                                       policies
                                                             -----------------------------------------------------------
INTANGIBLE ASSETS (OTHER THAN GOODWILL), NET                        7     20,180.1      11,256.4     8,681.9     3,282.7
                                                             -----------------------------------------------------------
GOODWILL                                                            8     47,132.5      10,388.6    10,388.6     4,514.9
                                                             -----------------------------------------------------------
TANGIBLE ASSETS                                                     9     19,988.8      19,977.4    19,977.4    12,242.1

  Property, plant and equipment                                           25,670.8      26,569.1    26,569.1    18,641.1

  Publicly-owned utility networks                                          5,660.9       3,985.8     3,985.8     1,206.3

  Accumulated depreciation                                               -11,342.9     -10,577.5   -10,577.5    -7,605.3
                                                             -----------------------------------------------------------
FINANCIAL ASSETS                                                          25,277.9       6,293.0     6,293.0     6,032.9

  Investments accounted for using the equity method                10      9,176.5         781.9       781.9     1,738.1

  Investments accounted for using the cost method                  11      1,000.3       2,415.6     2,415.6       668.6

  Portfolio investments held as fixed assets (securities)          12      3,264.2         534.4       534.4       876.3

  Portfolio investments held as fixed assets (others)              13     11,836.9       2,561.1     2,561.1     2,749.9
                                                             -----------------------------------------------------------
TOTAL LONG-TERM ASSETS                                                   112,579.3      47,915.4    45,340.9    26,072.6
                                                             -----------------------------------------------------------
TOTAL CURRENT ASSETS                                                      38,158.6      36,698.3    37,436.1    22,909.8

  Inventories and work in process                                  14      3,219.5       4,348.3     4,900.3     2,996.0

  Accounts receivable                                              26     23,149.7      22,164.1    22,391.7    13,369.2

  Short-term loans                                                         1,170.6       3,041.2     3,035.6     2,078.8

  Cash, cash equivalents and marketable securities                 16     10,618.8       7,144.7     7,108.5     4,465.8
                                                             -----------------------------------------------------------
TOTAL ASSETS                                                             150,737.9      84,613.7    82,777.0    48,982.4
                                                             -----------------------------------------------------------

(*) In 2000, Vivendi Universal applied the new methodology for consolidated financial statements based on Regulation 99.02 approved by the `Comite de la reglementation comptable' in April 1999. Additionally, Telecoms subscriber acquisition costs were recorded directly as operating expenses as of January 1, 2000 and payments made in terms of audiovisual rights acquired by Canal+ under license agreements are now recorded as intangible assets (see note on accounting principles)

SHAREHOLDERS' EQUITY AND LIABILITIES

                                                                          1999(*)
                                                  Notes    2000          Consistent    1999        1998
(in millions of euros)                         in annex                  accounting
                                                                          policies
                                               ------------------------------------------------------------
  Share capital                                               5,944.5       3,276.1     3,276.1     2,431.0

  Additional paid-in capital                                 27,913.4       4,350.8     4,350.8     3,429.1

  Retained earnings                                          22,817.2       3,149.6     3,265.3     1,980.1
                                               ------------------------------------------------------------
SHAREHOLDERS' EQUITY                               18.1      56,675.1      10,776.5    10,892.2     7,840.2
                                               ------------------------------------------------------------
MINORITY INTERESTS                                 18.2       9,787.4       3,754.5     4,052.4     2,423.0
                                               ------------------------------------------------------------
DEFERRED INCOME                                      19       1,560.1       1,306.4     1,306.4       715.4
                                               ------------------------------------------------------------
RESERVES AND ALLOWANCES                            20.1       5,945.8       6,704.2     6,883.3     5,931.7
                                               ------------------------------------------------------------
SUBORDINATED DEBT                                    21         150.1         178.3       178.3       174.0

  Non-recourse project financing                     22            --       1,193.0     1,193.0     1,059.7

  Other long-term financial debt                             23,804.1      17,861.7    17,861.7     8,722.8
                                               ------------------------------------------------------------
LONG-TERM DEBT                                       23      23,804.1      19,054.7    19,054.7     9,782.5
                                               ------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                   6,337.2       4,251.2     1,560.2       987.7
                                               ------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                 104,259.8      46,025.8    43,927.5    27,854.5

  Accounts payable                                   26      31,626.6      23,565.6    23,832.1    16,077.3

  Bank overdrafts and short-term borrowings                  14,851.5      15,022.3    15,017.4     5,050.6

Total current liabilities                                    46,478.1      38,587.9    38,849.5    21,127.9
                                               ------------------------------------------------------------
TOTAL LIABILITIES                                           150,737.9      84,613.7    82,777.0    48,982.4
                                               ------------------------------------------------------------


(*) In 2000, Vivendi Universal applied the new methodology for consolidated financial statements based on Regulation 99.02 approved by the `Comite de la reglementation comptable' in April 1999. Additionally, Telecoms subscriber acquisition costs were recorded directly as operating expenses as of January 1, 2000 and payments made in terms of audiovisual rights acquired by Canal+ under license agreements are now recorded as intangible assets (see note on accounting principles)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ACCOUNTING PRINCIPLES


Vivendi Universal year 2000 financial statements have been prepared in accordance with the accounting principles described in this section. These accounting principles are in compliance with the law of January 3, 1985 and the enforcement decree of February 17, 1986. Furthermore, since January 1, 2000, Vivendi Universal has applied the new methodology for consolidated statements based on Regulation 99.02 approved by the "Comite de la Reglementation Comptable" (French Accounting Standards Board) in April 1999.

Vivendi Universal was created through the merger of Vivendi, Seagram and Canal+ that was completed in December 2000. 1999 and 1998 financial information are those of Vivendi, Vivendi Universal predecessor. Vivendi Universal has adopted the following new accounting principles since January 1, 2000:

a) Pursuant to CRC Regulation 99-02:

- Revenues and expenses of subsidiaries whose statements are denominated in a currency different than euro and which were previously translated at the year-end exchange rate are now translated at the average exchange rate during the period.

- Gains on foreign exchange transactions, which were previously deferred, are now recorded in current period earnings.

b) Accounting policies specific to segments:

These changes in accounting methods were made to more closely align Vivendi Universal accounting policies to US Generally Accepted Accounting Principles (US
GAAP).

- Mobile telephony subscriber acquisition costs, which were previously spread out over 12 months from the date the line was put into service, are now charged to expense.

- Broadcasting rights are now capitalized as intangible assets and are amortized over the period of the agreement.

Restated 1999 financial information have been presented in order to facilitate comparability of financial statements.

A.  GENERAL PRINCIPLES

CONSOLIDATION METHODS

All material companies in which Vivendi Universal has legal or effective control are fully consolidated. Vivendi Universal does not fully consolidate subsidiaries in which another shareholder or a group of shareholders could exercise significant participating rights enabling them to veto or block decisions taken by the group.

Vivendi Universal uses the equity method of accounting to its investments over which it holds a significant influence, this influence being presumed where Vivendi Universal has 20 and 40% ownership. Vivendi Universal applies the equity method of consolidation to investments in some subsidiaries in which it owns less than 20% of the voting rights. In such cases, the group has a significant influence on operating and financial decisions either (a) through a disproportionate representation on the subsidiary's board of directors of its subsidiary, i.e., the percentage of directors appointed to the board by the Company is greater than the percentage of its shareholdings interest and those directors allow the Company to exercise significant influence, and (b) because there is no other shareholder with a majority voting ownership in the subsidiary, or (c) because the Company exercises substantive participating rights, through shareholders' agreement that allow the company to veto or block the decisions taken by the board of directors of the subsidiary.

The proportionate consolidation method is used only for companies jointly controlled with one or more partners.

FISCAL YEAR END -  NEWLY CONSOLIDATED AFFILIATES

Companies which do not have a December 31st year end prepare interim statements, except when the their current year end fell within three months prior to December 31st.

Subsidiaries acquired are included in the consolidated financial statements as of the acquisition date, or the most recent balance sheet date.

Significant acquisitions are further disclosed in the Management Report.

-0-

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ significantly from these estimates. Significant estimates made by management in the preparation of these financial statements include amounts for pension liabilities, deferred taxes, valuation estimates for long lived assets, total gross revenue on film and television rights, as well as recorded and disclosed amounts for certain financial instruments.


INTERNAL OPERATIONS

All material intercompany transactions have been eliminated. In the case of proportionally consolidated companies, intercompany transactions are eliminated on the basis of Vivendi Universal interest in the company involved.


TRANSLATION OF FOREIGN SUBSIDIARIES' FINANCIAL STATEMENTS

Balance sheets, income statements and cash flow statements of subsidiaries whose functional currency is different from that of the parent are translated into the reporting currency at i) the applicable year-end exchange rates for the balance sheet and ii) at the average exchange rate for the income statement and the cash flow statements. The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year-end rate:                                                      2000                     1999
--------------------------------------------------------------------------------------------------
US Dollar                                                           1.075                    0.995
Pound sterling                                                      1.602                    1.608
--------------------------------------------------------------------------------------------------
Average exchange rate:                                              2000                     1999
--------------------------------------------------------------------------------------------------
US Dollar                                                           1.083                    0.938
Pound sterling                                                      1.641                    1.512
--------------------------------------------------------------------------------------------------

For subsidiaries operating in countries where the local currency is deemed to be highly inflationary, balance sheets and statements of income and cash flows are translated into a stable currency of a country that has a similar economy. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into the reporting currency using year-end exchanges rates, and related translation gains or losses are recorded in retained earnings.
The balance sheets, income statements and cash flow statements of subsidiaries located in high-inflation countries are converted into the currency of the dominant country in the economic zone in which the subsidiary is located. Any resulting currency translation adjustment is charged to income for the period. The financial statement prepared in this stable currency are then converted to the reference currency based on the exchange rates in effect on the closing date of the period, and currency translation adjustment is charged to shareholders' equity.

Subsequent to December 31, 1998 balance sheets, statements of income and cash flow of subsidiaries located in countries that have adopted the euro as their official currency have been translated from the former national currency to the euro at the official fixed exchange rates that have been established as of January 1, 1999 and are no longer subject to fluctuation.

REVENUE RECOGNITION

Revenue is recognized when title passes to the customer or when services are rendered in accordance with contracts. Title passes to the customer when goods are shipped.

Revenues relating to specific sectors are discussed in applicable sections of this footnote.

GOODWILL AND BUSINESS COMBINATION

All business combinations are accounted for as purchases or mergers. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. The of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. The amortization periods for goodwill range from 7 to 40 years in our Media and Communication businesses and from 20 to 40 years in our Environmental Services businesses. Certain significant acquisitions have been accounted for as mergers as permitted by French GAAP. Under this method, assets and liabilities of the acquired company are recorded at their historical cost. Goodwill correspond to the difference between the value of the shares issued and the net assets acquired, valued at historical cost.
Until late 1999 and for acquisitions completed through issuance of capital, the portion of goodwill attributable to such proceeds have been charged to shareholders' equity up to amount of the related share premium.

OTHER INTANGIBLE ASSETS

Market shares and editorial resources are not amortized.
Audiovisual rights are recorded as intangible assets and are amortized over their estimated useful life.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred. They came to E179 million as of December 31, 2000.

SOFTWARE DEVELOPPED FOR INTERNAL USE

Internal and external direct costs incurred to develop software for internal use during the development phase of the application are capitalized and amortized over their estimated useful life. Other costs are expensed as incurred

ADVERTISING COSTS

Advertising costs are expensed as incurred. Some costs specifically related to the change in the corporate name of the group were capitalized and amortized over three years.

TANGIBLE ASSETS

Tangible assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method, over the following useful life:

                                                           Estimated useful life
                                                                 in years
--------------------------------------------------------------------------------
Buildings                                                        15 to 50
Equipment                                                         3 to 15
--------------------------------------------------------------------------------

Assets financed by leasing contracts that include a purchase option are recorded on the balance sheet.

VALUATION OF LONG-TERM ASSETS

Where facts or circumstances indicate an unanticipated risk of a decline in the value of long-term assets, their carrying value is reviewed and a valuation allowance is recorded, based on an eventual significant negative difference between their carrying value and their fair value.

FINANCIAL ASSETS

Investments are carried at cost. Any negative difference between carrying value and fair value that is determined to be other than temporary is reserved.

INVENTORIES AND WORK IN PROGRESS

Inventories is valued at the acquisition cost, i.e., in accordance with the provisions of the French Commercial Code, based on the FIFO method or on the weighted-average cost method. They are stated at the lower of cost or net realizable value.

DEFERRED TAXES

Deferred tax assets are recorded for deductible temporary differences, net tax operating loss carry forwards and tax credit carry forward. Deferred tax liabilities are recognized for taxable timing differences.. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of any changes in tax laws and rates on the enactment date.

ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances. Allowances are determined on the basis of the estimated risk of non-recovery. For some activities, this risk is statistically evaluated.

CASH, CASH EQUIVALENT AND MARKETABLE SECURITIES

Cash and cash equivalent include bank account debtor balances and short-term highly liquid investments with original maturities of three months or less at their purchase date. They are stated at cost, which approximates their fair market value.

Marketable securities include Vivendi Universal treasury stock and other highly liquid investment investments. Treasury shares held by Vivendi Universal are classified as marketable securities when they are acquired for the purpose of stabilizing the market price of the Vivendi Universal shares or when they are granted to employees in connection with stock options and stock purchase plans. Treasury shares held for any other purpose are recorded as an offset of shareholders' equity. Marketable securities are recorded at cost. A valuation allowance is provided if their fair market value is less than the carrying value.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are converted to euros at the exchange rate on the transaction date. At year-end, trade receivables and payables denominated in foreign currencies are converted to euros at the year-end exchange rate. Any resulting foreign exchange income or expenses are charged to earnings.

Foreign exchange losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are included as translation adjustments as a separate component of shareholders' equity.

FINANCIAL INSTRUMENTS

The Company uses derivatives to hedge some of its financial risks. The Company primarily uses interest rate swaps and caps to manage interest rate. These swaps are used to change from a fixed rate to a variable rate or from a variable to a fixed rate, depending on the circumstances, and to modify the underlying index of floating rate debt. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred.

The Company also uses currency swaps and forward exchange contracts to manage foreign currency risk. Forward contracts are used to hedge firm and anticipated transactions relating to assets denominated in foreign currencies. Currency rate swaps are used to modify the interest rate and currency of foreign denominated debt. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains and losses on hedged items are realized. Other derivative financial instruments are used by the Company to hedge a part of public debt with principal repayment terms based on the value of Vivendi Universal stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates.

Any financial instruments that do not qualify as hedges for financial reporting purposes are recorded at the lower of cost or fair value in other current assets or liabilities and the profit or loss relating to the periodic change in fair value is recorded as income or expense in the current period.

PENSION PLANS

Vivendi Universal has established several pension plans covering almost all its employees. Pension plan commitments are determined using the projected unit credit method. This method takes into account the probabilities of retaining employees until retirement, any foreseeable changes in remuneration and the appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension related assets and liabilities and the recognition of the related net expenses over the estimated term of service of the employees. Vivendi Universal's employees in France and in most other European countries are eligible, for severance pay pursuant to applicable law immediately upon termination. Vivendi Universal reserves for such employee termination liabilities using the projected credit method.

STOCK BASED COMPENSATION

Vivendi Universal has established stock option incentive plans that grant options on its common shares to certain directors and officers. The purpose of these option plans is to align the interests of management with the interest shareholders by providing certain officers and other key employees with additional incentives to increase the Company's performance on a long-term basis. Treasury shares that are held by the Company to fulfill its obligations under stock options granted have been recorded in the balance sheet as marketable securities and are carried at the lower of their historical cost or fair value. Vivendi Universal recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

Vivendi Universal also maintains employee stock purchase plans that allow all full time employees of Vivendi Universal and certain of its subsidiaries to purchase shares of Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees for a five-year period.

INCOME FROM OPERATIONS BEFORE EXCEPTIONAL ITEMS AND INCOME TAXES

Income from Operations before Exceptional Items and Income Taxes includes the business activities of consolidated companies and the cost of financing such activities.

It does not include on time items, non-recurring by nature such as restructuring costs, costs associated with the disposal of a business, net gains or losses resulting from disposal of business , plant dismantling and closure costs, debt cancellation or the effect of guarantees given when exercised.

EARNINGS PER SHARE

Earnings per share correspond to net income or expense after taxes divided by the weighted average number of shares outstanding.


B. SPECIFIC ACCOUNTING POLICIES


a) ACCOUNTING POLICIES SPECIFIC TO THE MEDIA AND COMMUNICATION SECTOR

MUSIC

Advances to established recording and direct costs associated with the creation of record masters are capitalized and charged to expense as the related royalties are earned, or when the amount are determined to be unrecoverable. Assets from the publication of musical works, royalties, artists' contracts and music catalogues are amortized over a twenty-year period using the straight-line method.

PUBLISHING

Magazine advertising revenue is earned when the advertisement runs and publication subscription revenue which is recognized over the term of the subscription on a straight-line basis. Revenue generated from book and software sales is recognized when legal title to goods transfers upon shipment to the retailer.

TELEVISION AND FILM

Revenue from advertising is recognized when commercials are aired. Revenue from theatrical distribution of motion pictures is recognized when the motion picture is exhibited. Revenue from Income for television subscription services related to cable and satellite programming services is recognized when the services are provided.

Film and television production costs are expenses based on the ratio of the current period's gross revenues to estimated total revenues from all sources on an individual production basis. Estimates of total gross revenues and costs can vary considerably, due to a variety of factors, including the level of market acceptance of the film and television products, the advertising rates and subscription fees. Thus, revenues and costs estimates are reviewed periodically and the related asset amortization is adjusted prospectively, if necessary.

Television network and station rights for theatrical movies and other long-term programming are charged to expense on the usage of programs.

The Vivendi Universal Television and Film segment also includes the theme parks business Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.

TELECOMMUNICATIONS

Customer acquisition costs are expensed as incurred.

INTERNET

Costs related to the Internet activities are expensed except for some web site development costs related to infrastructure creation, computer applications and graphics.


b) ACCOUNTING POLICIES SPECIFIC TO THE ENVIRONMENTAL SERVICES SEGMENT

Through its subsidiary Vivendi Environment, Vivendi Universal holds public service contracts according to which the company is granted the obligation to manage and maintain facilities owned and financed by local authorities. Revenues relating to those contracts is recognized when services are rendered.

Facilities operated by the company are generally by local authorities and remain their property throughout the contract period. Individual facilities financed by the Company as a consequence of specific contractual terms are recorded as fixed assets and depreciated to their estimated residual value, if any on the shorter their economic useful lives or the contract's term. Whenever the contract's term is shorter than the economic useful of the asset, such depreciation is classified as a liability as a financial depreciation.

Vivendi Universal generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. Corresponding repair and maintenance costs are expenses as incurred, except for some investments in joint ventures where these costs are accrued in advance.

Maintenance and repair costs of such facilities are expensed as incurred throughout the life of the commitment, except for some investments in joint ventures where these costs are accrued in advance.

STATEMENT OF  INCOME

1. REVENUE


(in millions of euros)                                                2000        1999        1998
----------------------------------------------------------------------------------------------------
Billings                                                            41,616.4    41,429.3    32,146.8

Costs transferred to inventories                                      -107.1      -137.2      -710.5

Capitalized costs                                                      288.3       330.4       300.8
----------------------------------------------------------------------------------------------------
1.1 - REVENUE                                                       41,797.6    41,622.5    31,737.1
----------------------------------------------------------------------------------------------------
Subsidies related to operations                                         31.5        34.3        43.1

Other operating revenues (1)                                           603.1       738.6       852.0

Share in results of joint ventures                                      -4.7        29.4        25.5

Property income                                                         45.6        54.5        61.9

Operating costs transferred to assets as deferred expenses (2)         145.7     1,094.5       534.3
----------------------------------------------------------------------------------------------------
1.2 - OTHER REVENUE                                                    821.2     1,951.3     1,516.8
----------------------------------------------------------------------------------------------------

(1) Including royalties, rebates from suppliers and costs billed to third parties.

(2) Including the deferral of subscriber acquisition costs amounting to E775.3 million in 1999 and E309.2 million in 1998 Effective January 1, 2000, these costs were no longer deferred.

In 2000, changes in foreign exchange rates had a positive impact of 3.0% on the growth rate of net sales (5.1% over operating income). The principal currencies involved were the American dollar and the pound sterling.


2. NET FINANCIAL (EXPENSE) INCOME

Net financial expense for 2000 was E632.9 million, compared to E220.1 million in 1999 (E87.1 million using consistent accounting policies). It includes net financial charges, namely, capitalized financial expenses, capital gains on the disposal of portfolio investment securities and marketable securities, foreign exchange gains and losses and financial provisions.

-----------------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                             2000       1999 consistent        1999               1998
                                                                                 accounting
                                                                                  policies
-----------------------------------------------------------------------------------------------------------------------------
Financing costs                                                  -1,288.4         -871.9            -871.9             -408.0

Capital gains on the disposal of portfolio investment               684.8          450.6             450.6              553.2
securities and marketable securities

Other income and expenses                                            62.4          497.1             364.1              162.1

Financial provisions                                                -91.7         -162.9            -162.9             -298.0

NET FINANCIAL (EXPENSE) INCOME                                     -632.9          -87.1            -220.1                9.3

The increase in financing costs was due to the impact of financing acquisitions in 1999 and 2000. Foreign exchange income (loss) is included in Other income and expenses, and totaled -E6.7 million in 2000, E102.6 million in 1999 (E235.6 million using consistent accounting policies) and -E10.4 million in 1998.

3. NET EXCEPTIONAL INCOME (EXPENSE)

In 2000, Vivendi Universal recorded net exceptional income of E2.9 billion, compared to an exceptional loss of E0.8 billion in 1999. This net exceptional income included mainly the following elements:

- a profit of E779.6 million on the dilution of the Group's interest in Vivendi Environnement after that company was listed on the Stock Exchange;

- capital gains from diluting the Group's investment in other companies, for a total of E2,997 million. This includes Dalkia (E734.6 million), Vinci (E549.3 million), BskyB (E473.4 million),
         CanalSatellite/MultiThematiques (E408.1 million) as well as Sithe/GPU (E371.9 million).

- restructuring expenses of E270.9 million in publishing (E146.7 million) and environmental services (E124.2 million).


4. ALLOCATIONS TO RESERVES AND ALLOWANCES

The total allocations to reserves and allowances, net of reversals, recorded in the income statement in 2000 stood at E58.2 million. This compares with E117.8 million of reversals in 1999.

Net charges to operating provisions totaled E237.9 million, versus E91 million in 1999.

Net financial provisions totaled E88.1 million, versus net allocations of E162.9 million in 1999. These include E40.2 million in write-downs of treasury shares held in connection with stock option plans.

Net reversals of exceptional reserves totaled E267.8 million in 2000, versus E371.7 million in 1999.


5. INCOME TAXES

Income taxes include:

* An income tax expense of E789.8 million, compared with E228.9 million in 1999. Subsidiaries in the Vivendi Universal tax group paid Vivendi Universal E197.8 million, compared with E474.0 million in 1999. Subsequent to January 1, 2000, the Vivendi Environnement subsidiaries ceased to be part of the Vivendi Universal tax group, and therefore they no longer contribute to the group's tax consolidation savings.

* Deferred tax expense of E231.1 million in 2000, compared with deferred tax income of E1,022.1 million in 1999. In 1999, as a result of the tax losses caused by withdrawal from the real estate business, deferred tax income of E952 million was recorded.


Overall, the tax position of Vivendi Universal is E3,907.9 million in assets, versus liabilities of E8,129.4 million compared with balances of respectively E2,733.7 and E1,581.2 million as of December 31, 1999.

The effect on deferred taxes of consolidating Universal Music Group and Universal Studios Group totaled E1,063.3 million in assets and E7,147.3 million in liabilities.

Tax credits related to tax loss carry-forwards within the Vivendi Universal tax group, for which recoverability has yet to be demonstrated, were not recorded. They amount to E0.7 billion.

Tax audits are now underway in the Vivendi Universal tax consolidation group. The group is not expecting these audits to result in any significant reappraisal of its overall financial position.

Reconciliation of the French statutory tax rate with the Group's effective tax rate is as follows:

                                                                                   2000        1999        1998
---------------------------------------------------------------------------------------------------------------
LEGAL TAXATION RATE                                                               37.8%       40.0%       41.7%
---------------------------------------------------------------------------------------------------------------
Non-deductible amortization of goodwill                                            6.1%       38.4%        7.2%
---------------------------------------------------------------------------------------------------------------
Permanent differences and consolidation entries with no tax impact               -17.7%      -79.1%        7.1%
---------------------------------------------------------------------------------------------------------------
Reduced tax rate on long-term capital gains                                       -5.7%      -22.3%       -6.1%
---------------------------------------------------------------------------------------------------------------
Tax losses (1)                                                                     6.0%      -93.9%      -36.9%
---------------------------------------------------------------------------------------------------------------
Other net differences                                                             -0.6%       -7.4%       -5.5%
---------------------------------------------------------------------------------------------------------------
EFFECTIVE TAXATION RATE (2)                                                       25.9%     -124.3%        7.5%
---------------------------------------------------------------------------------------------------------------

(1) Includes the year 2000 impact of the departure of Vivendi Environnement from the Vivendi Universal tax group.

(2) The effective tax rate is computed by dividing "Income taxes and deferred taxes" by "Net income before income taxes and deferred taxes".


6. PRO FORMA INCOME STATEMENT DATA*

The 2000 pro forma statement includes one full year of Seagram operations, not including the spirits and wine division.

The 1999 pro forma statement reflects a full year of the Canal+ and Seagram business as well as the sale of Vinci, as if the latter had taken place on January 1, 1999.

Other changes in Group consolidation scope in 1999 and 2000 did not have any significant effect on the pro forma data presented below.


                                                                                                     1999 consistent
 (in millions of euros)                      2000 PRO FORMA          2000        1999 pro forma       accounting
                                                                                                      policies
--------------------------------------------------------------------------------------------------------------------
REVENUE                                         52,521.2          41,797.6         44,000.1          40,854.5
--------------------------------------------------------------------------------------------------------------------
EBITDA                                           7,213.2           5,980.9          4,862.5           4,300.6
--------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                 3,143.4           2,571.4          1,869.1           1,835.5
--------------------------------------------------------------------------------------------------------------------

(*) Pro forma balance sheet is presented in note 27.

BALANCE SHEET ASSETS


7.   INTANGIBLE ASSETS OTHER THAN GOODWILL

     7.1 - MOVEMENTS DURING THE YEAR

 (in millions of euros)           1999       Changes in      Additions/       Disposals/       Others         2000
                                              scope of      allocations        reversals     movements
                                            consolidation
--------------------------------------------------------------------------------------------------------------------
Gross amount                    11,268.9      8,325.3         1,205.2           -124.0        2,351.7(1)    23,027.1
Accumulated amortization        -2,587.0        408.5          -761.4             88.5            4.4       -2,847.0
--------------------------------------------------------------------------------------------------------------------
NET INTANGIBLE ASSETS            8,681.9      8,733.8           443.8            -35.5         2,356.1      20,180.1
--------------------------------------------------------------------------------------------------------------------

(1) includes E2,420.3 million as a result of the change in accounting method concerning Canal+ audiovisual rights (see I "Accounting Methods and Principles").

The consolidation of Seagram is reflected by the addition of net intangible assets totaling E8,716 million, including E6,225.7 million from Universal Music Group and E2,396.6 million from Universal Studios Group.

     7.2 - BREAKDOWN BY BUSINESS SEGMENT

At December 31, 2000, net intangible assets totaled E20,180.1 million, itemized as follows:

 (in millions of euros)                          2000          1999         1998
---------------------------------------------------------------------------------
 Music                                          6,225.7

 Publishing                                     1,868.2      1,763.1      1,113.3

 TV & Film                                      7,026.5      1,921.1

 Telecoms                                         609.8        987.1        598.9

 Internet                                           9.1

TOTAL MEDIA & COMMUNICATIONS                   15,739.3      4,671.3      1,712.2

 Environmental Services                         4,245.1      3,792.0        941.2

TOTAL VIVENDI UNIVERSAL "CORE BUSINESS"        19,984.4      8,463.3      2,653.4

 Non core                                         195.7        218.6        629.3

TOTAL                                          20,180.1      8,681.9      3,282.7
---------------------------------------------------------------------------------


     7.3 - NATURE OF INTANGIBLE ASSETS

Net intangible assets include the following:

* E6,136.5 million in catalogues and musical rights resulting from the addition of Universal Music Group to the consolidation scope.

* E1,838.8 million in film rights resulting from the addition of Universal Studios to the scope of consolidation.

* E2,420.3 million in sports broadcasting rights for Canal+ (see I-b "Accounting Methods and Principles").

* E5,296 million in trademarks, market shares, business concerns acquired, and editorial resources (versus E5,395.7 million in 1999). These figures were recorded mainly in the Environmental sectors (E2,477.5 million), Publishing (E1,747 million) and Television and Film, not including the Universal Studios Group (E1,067.7 million).

         The reference value of market shares is re-examined each year on the basis of criteria used to assess their initial value, such as the market position, net sales and Ebitda...

* E519.9 million in user's fees paid to local authorities for publicly owned facilities (versus E516.9 million in 1999 under water and waste-water utility concession contracts), mainly in France. They are amortized over the life the contracts to which they apply.


8. GOODWILL

     8.1 - MOVEMENTS DURING THE YEAR

(in millions of euros)
--------------------------------------------------------------------------------
GOODWILL AT JANUARY 1, 2000                                             12,138.0
--------------------------------------------------------------------------------
Changes in the scope of consolidation(1)                                36,490.5
Foreign currency translation adjustments                                   425.4
--------------------------------------------------------------------------------
GOODWILL AT DECEMBER 31, 2000                                           49,053.9
--------------------------------------------------------------------------------
Accumulated amortization and provisions(2)                              -1,921.4
--------------------------------------------------------------------------------
NET AMOUNT IN BALANCE SHEET                                             47,132.5
--------------------------------------------------------------------------------

(1) Deconsolidating BSkyB, Vinci and Sithe reduced the goodwill line item from E3,166 million during the period. The impact of acquisition in the fiscal year is described in subsection 8.2.

(2) Of which E634.2 million in the fiscal year, including E85.8 million in exceptional amortization.

Changes during the period include the impact of final allocations of goodwill to the acquisitions realized in 1999. Thus, the final allocation of the initial goodwill for Canal+ in 1999 led to an increase of E361 million in the gross value of goodwill.

     8.2 - TRANSACTIONS DURING THE PERIOD

         8.2.1 - MERGER OF VIVENDI, SEAGRAM AND CANAL+

         On 8 December 2000, Vivendi, Seagram and Canal+ finalized their alliance aimed at combining the business of the three companies in the Communication businesses.

               8.2.1.1 - ACQUISITION OF SEAGRAM BY EXCHANGE WITH VIVENDI UNIVERSAL SHARES OR SECURITIES EXCHANGEABLE FOR VIVENDI UNIVERSAL SHARES

         Pursuant to the Plan of Arrangement between Vivendi Universal and Seagram, each shareholder (other than those exercising dissenters' rights) received at his own choice 0.80 Vivendi Universal "American Depositary Shares" (ADS) or 0.80 exchangeable shares issued by ExchangeCo, a Canadian sub-subsidiary wholly owned by Vivendi Universal.

         The acquisition cost for Seagram shares was determined based on the number of bonds issued by Vivendi Universal on behalf of its wholly owned sub-subsidiary Vivendi Universal Holding SAS so that the Vivendi Universal shares could be delivered to the Seagram shareholders either in an immediate exchange or stock in a deferred exchange.

         This acquisition cost was calculated based on the benchmark price of E91.45 (the average closing price of the Vivendi shares over an eleven-day period centered on 4 July 2000, the date on which exchange parity was set).

         A preliminary allocation of this acquisition cost was made as follows and will be finalized before the end of fiscal 2001. The final allocation is not expected to differ significantly from the following figures.

         (in millions of euros)

         Identifiable tangible assets                                           8 785
         Investment in USA Networks                                             5 904
         Net assets from the Wine & Spirits division                            8 759
         Goodwill                                                              25 345
         Net debt                                                              -8 921
         Deferred taxes                                                        -6 253
         Other                                                                 -1 054
                                                                              ------
         ACQUISITION COST                                                      32 565

         In addition, the goodwill previously recorded by Seagram was written-off.

         The remaining goodwill resulting from this operation is amortized over a forty-year period from 9 December 2000.

         8.2.1.2 - REDEMPTION OF MINORITY INTERESTS IN THE CANAL+ SA UNREGULATED BUSINESS

As a result of this operation, Vivendi Universal holds 100% of Groupe Canal+ (a new structure combining all the businesses not regulated by French law) and also retains 49% of Canal+ SA (which operates the Canal+ channel in France).

The acquisition cost for minority interests in Groupe Canal+ (51%) was calculated by factoring in mainly the revaluation of the share of assets and liabilities acquired based on a benchmark price of E 94.88 (the average closing price of the Vivendi share over an eleven-day period centered on June 20, 2000, the date on which the terms and conditions of the operation were established and announced).

The goodwill resulting from this operation totaled E12,544 million and has not be allocated. It is amortized over a forty-year period from December 9, 2000. Furthermore, this operation did not call into question any prior goodwill for Canal+ on the Vivendi Universal books.

8.2.2 - ACQUISITIONS IN THE INTERNET BUSINESS

Acquisitions by Vivendi Universal in connection with the growth of its Internet business involved mainly the acquisition of 22.4% of Scoot.com. Plc and the redemption of 100% of the capital of i-France. These two operations generated goodwill of E359 million and E146 million respectively, amortized over a seven-year period.

8.2.3 - ACQUISITIONS IN THE TELECOMMUNICATIONS BUSINESS

The acquisition of 100% of the capital stock in the Hungarian company United Telecom Investment is reflected on the books as goodwill in the amount of E122 million.

8.3 - BREAKDOWN BY BUSINESS SEGMENT

(in millions of euros)                          2000          1999         1998
----------------------------------------------------------------------------------
Music                                          14,208.0

Publishing                                        575.6         586.2        299.9

TV & Film                                      24,583.5       2,176.2        466.0

Telecoms                                        1,745.0       1,656.8      1,509.2

Internet                                          664.4          53.6         57.3

TOTAL MEDIA & COMMUNICATIONS                   41,776.5       4,472.8      2,332.4

Environmental Services                          5,332.4       4,685.9      1,746.3

TOTAL VIVENDI UNIVERSAL "CORE BUSINESS"        47,108.9       9,158.7      4,078.7

Non core                                           23.6       1,229.9        436.2

TOTAL                                          47,132.5      10,388.6      4,514.9
----------------------------------------------------------------------------------



9. TANGIBLE ASSETS

     9.1 - MOVEMENTS DURING THE YEAR

                                       1999       Changes in scope     Additions/      Disposals/       Other        2000
(in millions of euros)                            of consolidation    allocations      reversals      movements
----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment        26,569.1           -2,353.0        4,147.9       -3,091.8           398.6      25,670.8

Publicly-owned utility networks       3,985.8             -535.4         235.7           -65.8         2,040.6       5,660.9

----------------------------------------------------------------------------------------------------------------------------
GROSS TANGIBLE ASSETS                30,554.9           -2,888.4        4,383.6       -3,157.6         2,439.2      31,331.7
----------------------------------------------------------------------------------------------------------------------------
Depreciation                         -10,577.5           1,945.4       -2,212.4          795.2        -1,293.6     -11,342.9
----------------------------------------------------------------------------------------------------------------------------
NET TANGIBLE ASSETS                  19,977.4             -943.0        2,171.2       -2,362.4         1,145.6      19,988.8
----------------------------------------------------------------------------------------------------------------------------


At year-end, gross fixed assets in owned property included land (E2,173.6 million versus E1,877.4 million in 1999), buildings (E4,660.2 million versus E3,902.7 million in 1999), technical facilities (E10,858 million versus E13,474.1 million in 1999), and various other fixed assets (E7,979 million including E752 million in assets under construction, versus E7,314.8 million including E1,371.6 million in assets under construction in 1999).

Changes in scope included mainly the addition of Seagram (E2,589.2 million) and the deconsolidation of Sithe (- E3,024.7 million) and Vinci (-E2,230.8 million).

       9.2 - BREAKDOWN BY BUSINESS SEGMENT

                                                                   2000
                                              --------------------------------------------------------
                                               Property,   Publicly-owned                       Net
                                               plant and      utility       Depreciation      Tangible      Summary      Summary
(in millions of euros)                        equipment       networks                        assets        1999         1998
--------------------------------------------------------------------------------------------------------------------------------
Music                                             543.0                         (22.1)         520.9

Publishing                                        576.3                        (295.2)         281.1         299.6         371.1

TV & Film                                       4,477.8          0.8         (1,828.8)       2,649.8         607.8

Telecoms                                        4,419.3          7.8         (1,423.2)       3,003.9       2,636.9       2,104.4

Internet                                           24.7          0.2             (8.7)          16.2

TOTAL MEDIA & COMMUNICATIONS                   10,041.1          8.8         (3,578.0)       6,471.9       3,544.3       2,475.5

Environmental Services                         14,333.2      5,644.4         (7,557.3)      12,420.3      14,126.9       7,385.4

TOTAL VIVENDI UNIVERSAL "CORE BUSINESS"        24,374.3      5,653.2        (11,135.3)      18,892.2      17,671.2       9,860.9

Non core                                        1,296.5          7.7           (207.6)       1,096.6       2,306.2       2,381.2

TOTAL                                          25,670.8      5,660.9        (11,342.9)      19,988.8      19,977.4      12,242.1
--------------------------------------------------------------------------------------------------------------------------------

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The following list includes the principal companies accounted for using the equity method:

                                                              Percentage             Share of net               Share of
                                                                 held            shareholders' equity             2000
(in millions of euros)                                        (directly)        at December 31, 2000           net income
-------------------------------------------------------------------------------------------------------------------------
USA Networks LLC                                                49,00%                   5,310.0

Elektrim Telekomunikacja SP Zoo (1)                             49,00%                   1,148.7                    -30.5

Sithe Energies (2)                                              34,21%                     820.5

UC Development Partners                                         50,00%                     395.5

Telecom developpement (3)                                       50,00%                     268.6                     27.2

Universal Studios Florida                                       50,00%                     141.9

Port Aventura                                                   31,00%                      95.6

Realia Business SA (4)                                          23.31%                      89.8                     15.0

Xfera Moviles                                                   26,21%                      74.6                     -6.2

Universal Studios Japan                                         29,00%                      69.9

Philadelphia Suburban (5)                                       17,02%                      73.1                     10.5

UGC                                                             39,34%                      73.4                     -1.7

Scoot Com PLC                                                   22,40%                      65.4                    -15.0

U G C  Cine Cite (6)                                            16,86%                      63.7                     -2.5

Domino                                                          30,00%                      57.4                      8.4

South Staffordshire                                             31,74%                      54.3                     10.6

Vizzavi Europe                                                  50,00%                     -43.8                    -44.2

Societe Financiere de Distribution (SFD)                        49,00%                     -47.0                    -37.1

Other (unit value of the Group share in shareholders'
equity under E40 million)                                                                  464.9                   -152.7
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                    9,176.5                   -218.2
-------------------------------------------------------------------------------------------------------------------------


Because of the transaction involving its capital (mainly the issuance of stock exchanged for Snyder stock), Havas Advertising was deconsolidated. The Vivendi Universal participation rate was reduced to 11.36% versus 19.71% in 1999. In the fiscal year, the partial sale of Vinci resulted in the withdrawal of Cofiroute. British Sky Broadcasting was deconsolidated on September 30, 2000 after the expense was recorded for the period (share of losses totaling E118.9 million).

1)       The major shareholder is Elektrim.

2) This company is fully consolidated for the year and accounted for by the equity method as of 31 December 2000. The percentage held as shown corresponds to voting rights.

3)       S.N.C.F. remains the major shareholder in Telecom Developpement.

4) The FCC real estate business is accounted for as an equity investment since the beginning of the year, after the company Realia Business SA was created (47.57% FCC - 52.43% Caja Madrid). In 1999, this business was fully consolidated into the company FCC Inmobilaria SA.

5)       Vivendi Environnement is the principal shareholder in this company.

6)       The principal shareholder is the U.G.C. group.

11. INVESTMENTS ACCOUNTED FOR USING THE COST METHOD

(in millions of euros)                                             Percentage of capital         Book value            Book value
                                                                  held at December 31, 2000         2000                  1999
---------------------------------------------------------------------------------------------------------------------------------
Havas Advertising (1)                                                      11.36%                 340.4

Fovarosi Csatomazasi Muvek Reszvenytarsasag (2) (3) (4)                    25.00%                  76.2                  37.8

Genova Acque                                                               16.90%                  38.3

Apa Nova Bucaresti (2) (3)                                                100.00%                  35.0

People PC  (2)                                                             35.00%                  27.2

Misrfone                                                                    7.00%                  22.5                  22.5

General de Transport et d'Industrie                                         7.80%                  21.5

Elektrim Telekomunikacja SP Zoo (5)                                        49.00%                                     1,209.2

Canal Satellite (6)                                                        30.05%                                       304.0

Mediaset SpA (7)                                                            3.50%                                       143.6

Other securities (gross book value per unit under
E20 million for 2000)                                                                             708.6               1,000.2
---------------------------------------------------------------------------------------------------------------------------------
GROSS BOOK VALUE                                                                                1,269.7               2,717.3
---------------------------------------------------------------------------------------------------------------------------------
Depreciation allowances                                                                          -269.4                -301.7
---------------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE                                                                                  1,000.3               2,415.6
---------------------------------------------------------------------------------------------------------------------------------


1) The market value of the Havas Advertising stock as of 29/12/2000 was E461.1 million. The total shareholders equity of the company rose to E1,127 million as of December 31, 2000, including E89.2 million in period net income.

2)       Companies acquired or created as of the end of fiscal 2000.

3)       Consolidated investment in 2001.

4)       Additional 12.5% acquisition in 2000.

5)       Consolidated investment in 2000.

6)       Investment sold to Groupe Lagardere in early 2000.

7) In fiscal 2000, the Mediaset SpA stock was exchanged for E102 million in Mediaset bonds and reclassified as marketable securities for the balance.

12. PORTFOLIO INVESTMENT HELD AS FIXED ASSETS (SECURITIES)

These unconsolidated securities are listed (with the exception of Facic). They are part of the Vivendi Universal portfolio, the total value of which is given in note 17.

                                                        At December 31, 2000                        At December 31, 1999
                                          ----------------------------------------------------------------------------------------
                                           %            Gross book     Estimated         %      Gross book           Estimated
(in millions of euros)                                  value       market value(1)                value           market value(1)
---------------------------------------------------------------------------------------------------------------------------------

British Sky Broadcasting(2)               18.84%       1,232.8      6,179.2

Dupont(3)                                  1.60%         853.3        853.3

USAi Common and class B Shares(3)(4)       9.00%         571.8        571.8

Saint-Gobain                               1.60%         124.1        228.0          1.56%           119.2              249.9

Washington-Baltimore (via FACIC)(5)        9.96%         181.2        185.5          9.96%           185.1              185.1

Eiffage                                                   56.6         39.7          4.65%            56.6               42.6

Alcatel                                                                              0.98%           145.1              443.9

Other portfolio investment securities

(with a book value per unit of less than
E40m)                                                    261.4        189.4                           49.0              106.7
----------------------------------------------------------------------------------------------------------------------------------
TOTAL GROSS AMOUNT                                     3,281.2      8,246.9                          555.0            1,028.2
----------------------------------------------------------------------------------------------------------------------------------
Depreciation                                             -17.0                                       -20.6
----------------------------------------------------------------------------------------------------------------------------------
TOTAL NET AMOUNT                                       3,264.2                                       534.4
----------------------------------------------------------------------------------------------------------------------------------

(1)  Stock market value as of December 29, 2000.
(2) After reclassification of 4.17% of the stock as marketable securities to hedge the bond exchangeable for BSkyB stock.
(3) The market estimate of the Dupont and USAi stock is identical to the book value due to the purchase accounting on the Seagram acquisition.
(4) 18.2 million USAi Common Shares worth E425.6 million and 13.4 million USAi Class B Shares worth E146.2 million.
(5) A subsidiary of the Southwestern Bell Corporation, an unlisted company estimated at USD 160 million.


13. PORTFOLIO INVESTMENTS HELD AS FIXED ASSETS (OTHERS)

After a depreciation allowance of E77.3 million, other investment securities and other long-term investments totaled E11,836.9 million, versus E2,561.1 million in 1999.

Of this total, investment securities account for E9,051 million versus E395.2 million in 1999. Investment securities include E8,759 million in net assets of the Seagram Wine and Spirits division. The sale of these securities, which began in late 2000, will be finalized in fiscal 2001.

14. INVENTORIES AND WORK IN PROGRESS BY BUSINESS SEGMENT

--------------------------------------------------------------------------------
(in millions of euros)                       2000                 1999
--------------------------------------------------------------------------------
Music(1)                                      111.5

Publishing                                    253.1              197.5

TV & Film(2)                                  567.5              759.7

Telecoms                                       85.0               86.4

Internet                                        0.5

TOTAL MEDIA & COMMUNICATIONS                1,017.6            1,043.6

Environmental Services                      1,491.2            2,102.7

VIVENDI UNIVERSAL "CORE BUSINESS"           2,508.8            3,146.3

Non core(3)                                   710.7            1,754.0

TOTAL                                       3,219.5            4,900.3
--------------------------------------------------------------------------------

(1) As at December 31, 2000, consolidation of Universal Music Group: E111.5 million.
(2) As at December 31, 2000, consolidation of Universal Studios Group: E151.4 million.
(3) As at December 31, 2000, deconsolidation of Vinci (- E332.7 million) and withdrawal from the real estate business (sale of Nexity).


The amounts indicated are amounts after depreciation allowances of E578.1 million as at December 31, 2000, of which E311.5 million in the real estate sector (Vivendi Valorisation).

Vivendi Valorisation's inventories totaled E710.4 million net of E311.5 million in allowances, versus E814.9 million in 1999 net of E335.9 million in allowances. This corresponds mainly to multi-year development projects in the Greater Paris region (in La Defense business district), in the provinces and outside France in Babelsberg, near Potsdam in Germany.

Inventories and work in progress in the Television and Film segment involve mainly films and programs of Canal+ (E411.7 million) and Universal Studios Group (E151.4 million).

15. DEPRECIATION ALLOWANCES FOR CURRENT ASSETS OTHER THAN INVENTORIES

These include depreciation allowances for accounts receivable totaling E1,124.5 million versus E1,068.3 million in 1999 and allowances for short-term loans totaling E143.6 million versus E249.8 million in 1999.


16. CASH, CASH EQUIVALENT AND MARKETABLE SECURITIES

Cash and marketable securities include listed marketable securities for E4,726 million, unlisted marketable securities for E2,967 million (primarily mutual funds) and cash for E3,271.4 million. In all (after E345.6 million in depreciation allowances), these items are recorded on the balance sheet in the amount of E10,618.8 million.

17. GROUP INVESTMENT PORTFOLIO

    17.1     TREASURY STOCK

Vivendi Universal and its subsidiaries hold 98,520,629 shares of Vivendi Universal stock representing a gross amount of E5,352.2 million, corresponding to an average cost of E54 per share. Most of this line (61%) is recorded under marketable securities. The balance comes in deduction of shareholder's equity and corresponds mainly to the 36 million stripped shares, the title ownership of which was transferred to the Seagram shareholders who elected to acquire their Vivendi


-17

Universal stock on a deferred basis. Approximately 44.5 million shares are earmarked to cover the stock option plans offered to Vivendi Universal employees.

In the fiscal year, 46,251,388 shares were acquired at an average price of E88, and 5,123,505 shares were sold at an average price per share of E98.

    17.2     OTHER PORTFOLIO INVESTMENTS

This portfolio consists of stocks and convertible bonds listed on the stock exchange (with the exception of Facic, see above) issued by companies not consolidated by Vivendi Universal. These securities are included on the balance sheet as investments accounted for using the cost method, portfolio investments held as fixed assets or marketable securities. The estimated value of the portfolio investment securities (i.e., market value with exception of the 10% stake in the Washington-Baltimore radiotelephone franchise, entered at its realizable value) as at December 31, 2000 was E8,246.9 million, for a net book value of E3,264.2 million.


-18

BALANCE SHEET LIABILITIES

18. SHAREHOLDERS' EQUITY AND MINORITY INTEREST

1) Net shareholders' equity

                                                                 Additional                                  Total
(in millions of euros)                                            paid-in       Retained                  shareholders'
                                                Capital stock     capital       earnings     Net income      equity
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                    2,431.0           3,429.1       859.3        1,120.8      7,840.2
-----------------------------------------------------------------------------------------------------------------------
Capital increase (2)                              845.1           5,232.0                                 6,077.1
Goodwill allocation                                              -4,310.3                                -4,310.3
Dividends paid and net income appropriation                                     707.3       -1,120.8       -413.5
Foreign currency translation adjustment (4)                                     383.3                       383.3
Release of revaluation surplus and other                                       -116.0                      -116.0
Net income for the year 1999                                                                 1,431.4      1,431.4
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                    3,276.1           4,350.8     1,833.9        1,431.4     10,892.2
-----------------------------------------------------------------------------------------------------------------------
Change in accounting method (1)                                                -115.7                      -115.7
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                    3,276.1           4,350.8     1,718.2        1,431.4     10,776.5
-----------------------------------------------------------------------------------------------------------------------
Capital increase (2)                            2,668.4          22,781.6    18,792.0                    44,242.0
Goodwill allocation (3)                                             781.0       -44.0                       737.0
Dividends paid and net income appropriation                                     865.7       -1,431.4       -565.7
Foreign currency translation adjustment (4)                                    -735.3                      -735.3
Release of revaluation surplus and other                                        -78.4                       -78.4
Net income for the year 2000                                                                 2,299.0      2,299.0
----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                    5,944.5          27,913.4    20,518.2        2,299.0     56,675.1
----------------------------------------------------------------------------------------------------------------------

     (1) Changes in accounting method (see accounting principles) had the following effect on shareholders' equity:

     - Currency translation differentials from receivables and foreign currencies not recorded as income in prior fiscal years increased shareholders' equity by E44.8 million.

     - Subscriber acquisition costs, now recorded by SFR and SRR (Cegetel) as expenses for the period, had a negative effect of E160.5 million on shareholders' equity for prior fiscal years.

(2) In 2000, the Seagram merger (E32,566.9 million), the 51% acquisition of Groupe Canal+ (E12,394.5 million), cancellation of the former Vivendi S.A. treasury stock (-E1,244.6 million), group savings plan (E595.4 million), subscription warrants (E35.9 million), exercise of stock options (E15.6 million). In 1999, capital increase with preferential subscription rights (E2,681 million), merger by absorption of Pathe (E522 million), contribution of British Sky Broadcasting stock by WEI (E325 million), contribution of Canal+ stock by Richemont (E1,373 million), Group savings plan (E480 million), stock options exercised (E44 million), bond and warrant conversions (E613 million), subscription warrants (E39.1 million).

(3) In 2000, the deconsolidation of BSkyB and Vinci, the sale of Nexity and of 34% of our stake in Multithematiques resulted in a reversal in goodwill allocation totaling E737 million previously charged to shareholders' equity pursuant to the old rules issued by the COB in 1988. Year-end allocations totaled E4,485 million. In the absence of such allocation to shareholders' equity, accumulated amortization of this goodwill would total E291.2 million at 12/31/2000, including E116.8 million for the period (assuming a straight-line amortization over the periods customarily used by the group).

(4) The principal changes in 1999 involved the US dollar (E230 million) and the pound sterling (E141 million). The principal changes in 2000 involved the US dollar (-E690 million) and the pound sterling (-E37 million). As of 31 December 2000, the aggregate amount in retained earnings was E486.4 million.

2) Change in minority interests

Minority interests represented a total of E9,787.4 million at 31 December 2000 versus E4,052.4 million as of 31 December 1999 and E2,423 million in 1998.

This is due mainly to changes in consolidation scope amounting to E5,001.1 million, with the consolidation of Seagram for E2,415 million and the Vivendi Environment IPO for E2,914.9 million. Inversely, buying out the Canal+ minority interests reduced this item by E416 million.


-19

Net income from minority interests totaled E624.9 million. The proportion of this income accounted for in dividend payments and currency translation adjustments came to -E80.1 million and +E189.8 million respectively.


19. DEFERRED INCOME

This account includes the following:

   - Advance payment of the rent on the 55-year construction lease granted to the Philip Morris Capital Corporation in late 1995 for E196.5 million, and the rent on the 50-year emphyteutic lease granted in late 1997 on the Lindencorso building in Berlin to a German investment fund for E90.8 million. This income was amortized over the life of the leases using the straight-line method.

   - Income generated since late 1997 on securitized receivables relating to the financing of cogeneration facilities in the Energy sector. This income was amortized from January 1, 1998 on an actuarial basis over the life of the receivables, i.e., between five and twelve years. The year-end balance totaled E807.4 million.

This account also includes E465.7 of investment grants versus E405.5 million in 1999.


20. RESERVES AND ALLOWANCES

      20.1 - CHANGE IN RESERVES AND ALLOWANCES



                                                                  Changes in        Foreign
                                                                  scope of          currency      Net expense
                                                                  consolidation     translation   for the
(in millions of euros)                                1999        and other         adjustments   year          2000
----------------------------------------------------------------------------------------------------------------------
Provisions for replacements and full warranty(1)      432.7        -82.0             0.3           12.5          363.5

Provisions for pension commitments and redundancy     591.6       -121.9            -0.4           -1.0          468.3
pay(2)

Financial provisions for liabilities and charges(3)   458.3        -20.5                         -102.0          335.8


Other provisions for liabilities and charges(4)     5,400.7       -441.7            32.1         -212.9        4,778.2
----------------------------------------------------------------------------------------------------------------------
TOTAL PROVISIONS                                    6,883.3       -666.1            32.0         -303.4        5,945.8
----------------------------------------------------------------------------------------------------------------------

(1) This allowance applies to Environmental Services and is earmarked to cover replacement costs not covered elsewhere.
(2)  See note 32. Pension commitments.
(3) At year-end, this account corresponded only to the amortization of assets under concession and applied mainly to Environmental Services.
(4) This item applies mainly to Environmental Services (E2.1 billion), Vivendi Valorisation (E1.0 billion) and Groupe Canal+ (E0.8 billion).

The principal changes in consolidation scope were the sale of Vinci (E1.4 billion) and Nexity (E0.3 billion).

     20.2 - BREAKDOWN BY BUSINESS SEGMENT

--------------------------------------------------------------------------------
(in millions of euros)                          2000           1999       1998
--------------------------------------------------------------------------------
Music                                            166.6

Publishing                                       232.2        303.7      261.1

TV & Film                                        876.5        400.2

Telecoms                                         108.9        128.3      143.3

Internet                                           9.5

TOTAL MEDIA & COMMUNICATIONS                   1,393.7        832.2      404.4

Environmental Services                         3,102.5      2,775.1    1,739.2

TOTAL VIVENDI UNIVERSAL "CORE BUSINESS"        4,496.2      3,607.3    2,143.6

Non core                                       1,449.6      3,276.1    3,788.1

TOTAL                                          5,945.8      6,883.3    5,931.7
--------------------------------------------------------------------------------


21. SUBORDINATED DEBT

These principally include:

   - a loan of E244 million to finance the wastewater treatment plant in Zaragoza, Spain, underwritten by OTV, a subsidiary of Vivendi Environnement on December 27, 1991 and repayable over fifteen years;

   - $70 million of securities repayable over fifteen years, issued on January 29, 1991 by Energies USA.

The exchange and interest rate exposures have been hedged.


22. PROJECT FINANCING

The deconsolidation of Sithe resulted in the elimination from the consolidated balance sheet of non-recourse financing (E1,193 million as at December 31, 1999), the guarantee of which relied solely on the assets financed (electrical power plants).

E1,373.3 million of these liabilities were offset on the assets side of the balance sheet, mainly under owned property fixed assets.

23. LONG-TERM DEBT

    23.1 - BREAKDOWN BY BUSINESS SEGMENT

                                                                                                    Foreign currency
                                                                                                    translation
                                           Amount at                               Changes in       adjustments,           AMOUNT AT
                                           December 31   New                       scope of         reclassification    DECEMBER 31,
(in millions of euros)                     1999          borrowing   Repayments    consolidation    and change in             2000
                                                                                                    accounting policy
------------------------------------------------------------------------------------------------------------------------------------
Music                                           --

Publishing                                   121.3            6.5        (31.9)         22.4                   (27.5)           90.8

TV & Film                                  1,581.0           83.3       (150.7)         (3.6)                 (416.7)        1,093.4

Internet                                        --           38.1         (5.3)          0.1                     8.9            41.8

Telecoms                                   1,024.6          446.6       (205.6)        133.6                    (6.2)        1,392.9
------------------------------------------------------------------------------------------------------------------------------------
TOTAL MEDIA & COMMUNICATIONS               2,726.9          574.5       (393.5)        152.5                  (441.5)        2,618.9
------------------------------------------------------------------------------------------------------------------------------------
Environmental Services                    19,469.7        7,047.5     (5,158.0)        554.3               (10,566.9)       11,346.6
------------------------------------------------------------------------------------------------------------------------------------
TOTAL VIVENDI UNIVERSAL "CORE BUSINESS"   22,196.6        7,622.0     (5,551.5)        706.8               (11,008.4)       13,965.5
------------------------------------------------------------------------------------------------------------------------------------
Non core                                   3,840.3          185.9     (1,773.4)     (1,199.6)                 (276.5)          776.7
------------------------------------------------------------------------------------------------------------------------------------
Holding                                   (6,982.2)       8,501.9     (6,050.6)      2,810.0                10,782.7         9,061.8
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                     19,054.7       16,309.8    (13,375.5)      2,317.2                  (502.2)       23,804.1
------------------------------------------------------------------------------------------------------------------------------------


    23.2 - DEBT MATURITIES

(in millions of euros)                  2000          1999            1998
--------------------------------------------------------------------------------
Due between one and two years            7,324.7       4,781.0         2,435.6

Due between two and five years          12,562.1       8,080.9         2,485.5

Due after five years                     3,917.3       6,192.8         4,861.4
--------------------------------------------------------------------------------
TOTAL                                   23,804.1      19,054.7         9,782.5
--------------------------------------------------------------------------------


    23.3 - DEBT SECURED BY COLLATERAL

At year-end 2000, the sum of E1.8 billion in bank borrowings was supported by collateral guarantees, including a E787 million cogeneration counter-guarantee issued by Vivendi Universal to Bayerische Landesbank and a E600 million guarantee to finance water distribution facilities in Berlin (C.G.E. Deutschland).

    23.4 - LONG-TERM DEBT DENOMINATED IN FOREIGN CURRENCIES

Outside the euro zone, the long-term debt denominated in foreign currencies was comprised primarily of E428 million of borrowings in dollars. Most of these debt have been issued by foreign subsidiaries, and bear no exchange risk.

    23.5 - BOND ISSUANCES

On July 5, 2000, Vivendi Universal issued a E1.44 billion bond issue with an exchange option into BSkyB stock or cash. The issue matures in three years and represents 59,455,000 bonds with a par value of E24.22. These bonds may be exchanged at any time during the life of the issue. At maturity, on July 5, 2003, any bonds outstanding will be redeemed for E24.87 per bond.

After the absorption of Vivendi, Vivendi Universal assumed Oceane's E1.7 billion of bonds bearing a 1.25% coupon and issued on January 26, 1999 at a par value of E282. The bonds are convertible and/or exchangeable for new or outstanding shares at the rate of 1 bond for 3,047 shares. They will be fully redeemed on January 1, 2004 at par. As of December 31, 2000, there were 6,024,347 bonds outstanding.


24. NET DEBT


(in millions of euros)                   2000           1999         1998
                                         --------      --------    ---------
Project financing                                       1,193.0     1,059.7

Other long-term debt                     23,804.1      17,861.7     8,722.8

  of which capital leases                   629.3         818.0       892.9
                                         --------      --------    ---------
Sub-total of long-term debt              23,804.1      19,054.7     9,782.5
                                         --------      --------    ---------

Subordinated securities                     150.1         178.3       174.0

Long-term financial receivables          -1,502.3      -1,273.6    -1,960.3

Net cash(1)                               3,062.2       4,873.3     -1,494.1

  of which capital leases                    39.7          53.2         66.4

Net debt on the balance sheet(2)         25,514.1      22,832.7      6,502.2
                                         --------      --------    ---------


(1) Includes short-term debts less short-term loans, marketable securities and cash.
(2) Includes factoring of receivables amounting to E496 million in 2000, E290 million in 1999 and E600.1 million in 1998.

The net financial debt of the group was reduced to E16.5 billion after recognition of the disposal of the Seagram Wine and Spirits division and the conversion of the ACEs*, including E13.1 billion for Vivendi Environment.

*Adjustable Conversion-rate Equity Security Units


25. DEBT AND FINANCIAL RISK MANAGEMENT

      a) DEBT MANAGEMENT INSTRUMENTS

In 2000, the group's interest rate hedging covered on average E7.5 billion in long and short-term debt. The instruments used were almost exclusively swaps and caps. E7.4 billion of these hedges are in euros and mainly involve Vivendi Universal (E6.4 billion). Their term is close to ten years. Taking into account fixed rate hedging operations and issues, the variable rate portion of the group's net financial debt was approximately 35%, as compared with 18.5% in 1999.

In 2000, 91% of the group's net financial debt was denominated in euros. Its average cost for the year, including bank margins, was 4.82%, versus 4.1% in 1999. The remainder of the debt was primarily denominated in US dollars, pounds sterling and Australian dollars at an average financing cost of 7.12%, 7.32% and 6.72% respectively. All currencies combined, the cost of financing came out to an average rate of 5.15%, margin included, versus 5.13% in 1999 and 5.44% in 1998.

Interest rate hedging in the upcoming fiscal years (2001-2009) represents on average E4.8 billion at a maximum rate of 4.59%.

The following tables show a breakdown of the hedging instruments:


-23

INTEREST RATE HEDGING IN EFFECT IN 2000 (in millions of euros)

      INSTRUMENT          AVERAGE AMOUNT         AVERAGE RATE       COUNTERPARTIES
Fixed-rate payer swap        5,867.3                   4.30 %           Banks
Cap purchase                 1,599.0                   4.61 %           Banks

SUB-TOTAL                    7,466.3                   4.36 %


INTEREST RATE HEDGING IN THE UPCOMING YEARS (2001-2009)

      INSTRUMENTS         AVERAGE AMOUNT   AVERAGE RATE   COUNTERPARTIES  EFFECTIVE
                                                                          DURATION
Fixed-rate payer swap        3,499.9         4.51 %        Banks          9 years
Cap purchase                 1,257.0         4.79 %        Banks          9 years

SUB-TOTAL                    4,756.9         4.59 %

The group's fixed rate debt, consisting of outstanding fixed rate borrowings and variable rate debts, will represent E16.9 billion in 2001, E16.9 billion in 2002 and E14.2 billion in 2003. As compared with the group's average estimated debt, the fixed rate hedging ratio would be 75% in 2001, 94% in 2002 and 80% in 2003.

      b) FINANCIAL RISK MANAGEMENT INSTRUMENTS

In 1997, the group finalized its hedging policy for the principal financial risks related to replacement obligations in the Water and Energy sectors, and to the risk of non-payment of the principal of some long-term vendor loans made in the past at the time of real estate asset disposals.

These various commitments were fully transferred to Vivendi Environment in 2000. They were previously the responsibility of Vivendi Universal with respect to the replacement and full guarantee expenses of its water and heating companies.

The two fifteen-year swaps that Vivendi Universal set up in 1997 to cover its obligations with General Re Financial Products Inc. were maintained. In 2000, they resulted in a E249 million payment to General Re Financial Products Inc. General Re Financial Products paid Vivendi Universal E211 million in exchange.

In 2000, the disposal by Vivendi Universal's financial subsidiaries of the seller's loans made in prior fiscal years in connection with the sale of certain real estate assets, was completed. The transaction was hedged by General Re Financial Products Inc., which paid out E148 million to be recorded as exceptional income.


26. ACCOUNTS PAYABLE AND RECEIVABLE

In the consolidated balance sheet, E845.6 million of asset adjustment accounts, or prepaid expenses, are included under operating accounts receivable versus E877 million in 1999.

The corresponding liability accounts, namely deferred income, are included in accounts payable. This came to E1,251.5 million in 2000 and E2,426 million in 1999.


27. PRO FORMA BALANCE SHEET

The 1999 pro forma balance sheet includes Seagram's 1999 year-end balance sheet after reclassification of the assets and liabilities of the Wine & Spirits division as investment securities. This pro forma balance sheet does not include the contribution from Vinci, which was deconsolidated in fiscal 2000.

The other changes in scope of consolidation in 2000 did not have any significant effect on the pro forma data presented above.


-24

The pro forma income statement is presented in note 6 "Pro forma income statement data".




ASSETS                                             1999(*)
                                                   Consistent
                                    2000           accounting   1999 pro forma
(in millions of euros)                              policies
--------------------------------------------------------------------------------
Intangible assets                   20,180.1       11,256.4       15,267.7
--------------------------------------------------------------------------------
Goodwill                            47,132.5       10,388.6       46,640.3
--------------------------------------------------------------------------------
Tangible assets                     19,988.8       19,977.4       22,074.9
--------------------------------------------------------------------------------
Long-term investments               25,277.9        6,293.0       20,367.1
--------------------------------------------------------------------------------
FIXED ASSETS                       112,579.3       47,915.4      104,350.0
--------------------------------------------------------------------------------
  Inventory and Work in progress     3,219.5        4,348.3        4,434.6

  Accounts receivable               23,149.7       22,164.1       21,225.1

  Short-term loans and cash         11,789.4       10,185.9       11,349.3
--------------------------------------------------------------------------------
Current assets                      38,158.6       36,698.3       37,009.0
--------------------------------------------------------------------------------
TOTAL ASSETS                       150,737.9       84,613.7      141,359.0
--------------------------------------------------------------------------------


(*) In 2000, Vivendi Universal applied the new methodology for consolidated financial statements based on Regulation 99.02 approved by the `Comite de la reglementation comptable' in April 1999. Additionally, Telecoms subscriber acquisition costs were recorded directly as operating expenses as of January 1, 2000 and payments made in terms of audiovisual rights acquired by Canal+ under license agreements are now recorded as intangible assets (see note on accounting principles)


-25

LIABILITIES


                                                             1999(*)        1999
                                              2000         Consistent     pro forma
(in millions of euros)                                     accounting
                                                           policies
-----------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                          56,675.1     10,776.5        54,397.9
-----------------------------------------------------------------------------------
Minority interests                             9,787.4      3,754.5         5,232.4
-----------------------------------------------------------------------------------
Deferred income                                1,560.1      1,306.4         1,305.6
-----------------------------------------------------------------------------------
Reserves and allowances                        5,945.8      6,704.2         5,298.0
-----------------------------------------------------------------------------------
Subordinated debt                                150.1        178.3           178.3
-----------------------------------------------------------------------------------
Long-term debt                                23,804.1     19,054.7        26,181.5
-----------------------------------------------------------------------------------
Other long-term liabilities                    6,337.2      4,251.2         6,358.7
-----------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                  104,259.8     46,025.8        98,952.4

Accounts payable                              31,626.6     23,565.6        27,373.2

Bank overdrafts and short-term borrowings     14,851.5     15,022.3        15,033.4

TOTAL CURRENT LIABILITIES                     46,478.1     38,587.9        42,406.6
-----------------------------------------------------------------------------------
TOTAL LIABILITIES                            150,737.9     84,613.7       141,359.0
-----------------------------------------------------------------------------------

(*) In 2000, Vivendi Universal applied the new methodology for consolidated financial statements based on Regulation 99.02 approved by the `Comite de la reglementation comptable' in April 1999. Additionally, Telecoms subscriber acquisition costs were recorded directly as operating expenses as of January 1, 2000 and payments made in terms of audiovisual rights acquired by Canal+ under license agreements are now recorded as intangible assets (see note on accounting principles)

COMMITMENTS


28.   COMMITMENTS GIVEN

    28.1 - COMMITMENTS GIVEN - BREAKDOWN BY TYPE


(in millions of euros)        2000             1999              1998
--------------------------------------------------------------------------------
Guarantees given            2,859.5          2,472.7           1,535.6

Other commitments given     2,006.5          2,450.8           1,402.9
--------------------------------------------------------------------------------
TOTAL                       4,866.0          4,923.5           2,938.5
--------------------------------------------------------------------------------


-26

    28.2 - COMMITMENTS GIVEN - BREAKDOWN BY BUSINESS SEGMENT


(in millions of euros)                              2000                1999
--------------------------------------------------------------------------------
Music                                                  --

Publishing                                          132.1               164.0

TV & Film                                           293.0               393.0

Telecoms                                            310.0               243.0
--------------------------------------------------------------------------------
TOTAL MEDIA & COMMUNICATIONS                        735.1               800.0
--------------------------------------------------------------------------------
Environmental Services(1)                         2,279.1             2,102.1
--------------------------------------------------------------------------------
TOTAL VIVENDI UNIVERSAL "CORE BUSINESS"           3,014.2             2,902.1
--------------------------------------------------------------------------------
Non core                                          1,851.8             2,021.4
--------------------------------------------------------------------------------
TOTAL                                             4,866.0             4,923.5
--------------------------------------------------------------------------------

(1) Commitments such as restrictions related to the Berlin water contract (E613 million) are included.

Consolidated financial commitments given by Vivendi Universal (guarantees, surety bonds and other signature commitments) totaled E4,866 million as compared with E4,923.5 million in 1999. The guarantees and surety bonds given by the companies in the group totaled E2,859.5 million versus E2,472.7 million in 1999. The increase is due mainly to the bank guarantee of E941 million contributed to the Xfera joint venture, the recipient of a UMTS license in Spain.

Cross-guarantee surety bonds given by the companies in the group totaled E1,352.2 million in 2000, as compared with E2,542.0 million in 1999. The sharp decrease in this line item is due to the withdrawal of Vinci from the group, which had total commitments of E1,433 million in 1999.

Commitments by Groupe Canal+ in exclusivity contracts for broadcasting future film productions, program catalog acquisitions and leasing of satellite capacities totaled E3,546 million at year-end 2000, as compared with 6,535 million in 1999. Commitments totaled E3,844 million in 1999 if using comparable accounting methods. (see I "Accounting Principles and Methods").


29. COMMITMENTS RECEIVED

(in millions of euros)            2000          1999               1998
--------------------------------------------------------------------------------
Guarantees received               144.3        342.1              405.5

Other commitments received(1)   1,074.2        960.9              504.1
--------------------------------------------------------------------------------
TOTAL                           1,218.5      1,303.0              909.6
--------------------------------------------------------------------------------

(1) includes E787 million in commitments received from EDF on future loans, as compared with E608 million in 1999.


30. RECIPROCAL COMMITMENTS

    30.1 - CAPITAL LEASES

Vivendi Universal uses leasing to finance certain operating assets and investment properties. As indicated in the principles and methods at the beginning of the notes, Vivendi Universal has recorded these assets on its balance sheet since fiscal 1998. In addition, it should be mentioned that the royalties paid in the fiscal year totaled E112.5 million, as compared with E137.2 million in 1999. Royalties still owed total E842 million, as compared with E1.1 billion in 1999.


-27

    30.2 - LONG-TERM LEASES

The disposal in April 1996 to Philip Morris Capital Corporation of three buildings not yet constructed in the Danton district of La Defense entailed the signing of 30-year leases. The leases took effect upon delivery of these buildings. As initially planned, two of them were delivered in April 1998, and the third in April 2000. The corresponding annual expense is E34.3 million.

In late December 1996, three buildings in Berlin were sold and leased back under 10 to 30-year leases at an annual cost of E28.4 million.

In order to close the estimated gap over the life of these leases between the rents as paid and the rents received on the market, E294 million in allowances were set aside in 1998 and 1999 (E64 covered the buildings sold to Philip Morris and E230 the buildings in Berlin).

The Berlin water contract stipulates that certain facilities be made available to the operator on a long-term lease.


31. SPECIFIC CONTRACTUAL OBLIGATIONS

Vivendi Environment and its water and heat utility subsidiaries have agreed to pay replacement costs for any of the publicly owned utilities they manage under concession agreements and as consideration for the income they derive from these agreements. The estimated replacement expenses for which the group is responsible over the remaining life of the contracts total (in current euros) E2.43 billion. The breakout is E1.91 billion for Water and E0.52 billion for Energy.


32. PENSION COMMITMENTS

(in millions of euros)                                         2000                 1999              1998
------------------------------------------------------------------------------------------------------------
COMMITMENTS ENTERED INTO BY FRENCH VIVENDI COMPANIES

Lump sum payments on retirement                                  198.1             235.9             237.1

Pensions and complementary pension benefits, of which:            86.1             115.8              80.3

- current employees                                               52.5              67.1              54.1

- retired employees                                               33.6              48.7              26.2
------------------------------------------------------------------------------------------------------------
TOTAL PENSION COMMITMENTS IN FRANCE                              284.2             351.7             317.4
------------------------------------------------------------------------------------------------------------
Commitments:

- covered by insurance                                            79.5              81.0              81.4

- covered by provisions included in the accounts                 182.0             256.8             236.0

- experience differences                                          22.7              13.9
------------------------------------------------------------------------------------------------------------
COMMITMENTS ENTERED INTO BY SUBSIDIARIES OUTSIDE FRANCE
------------------------------------------------------------------------------------------------------------
Commitments:                                                   1,767.2           1,476.2           1,101.3

- covered by provisions included in the accounts                 286.3             334.8             222.7

- covered by pension funds                                     1,496.8           1,184.1             878.6

- experience differences                                         -15.9             -42.7


Pension commitments and severance indemnities are subject to actuarial appraisal using the projected credit units method.

The appraisal of pension commitments takes into account the probability of continuing in the Group, foreseeable changes in remuneration and financial discounting. The rates used are particular to each country. In France and the euro zone, year 2000 discounting was at 5.4%. Outside the euro zone, the rates used ranged between 5.4% and 6.5%.


-28

33. CASH FLOW FROM OPERATIONS

                                                                     1999 consistent
(in millions of euros)                                  2000         accounting policies      1999           1998
--------------------------------------------------------------------------------------------------------------------
Income from fully or proportionately consolidated       3,461.3           381.8              381.8          1,010.5
companies (not including deferred taxes)
Dividends received from companies accounted for under
the equity method                                          36.5            83.7               83.7             81.3

Depreciation, amortization, reserves and allowances     3,775.3         2,653.4            3,463.0          2,456.0
--------------------------------------------------------------------------------------------------------------------
GROSS CASH FLOW FROM OPERATIONS                         7,273.1         3,118.9            3,928.5          3,547.8
--------------------------------------------------------------------------------------------------------------------
Capital gains from disposals and dilution profits       3,909.5           670.0              670.0            297.9
--------------------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM OPERATIONS                           3,363.6         2,448.9            3,258.5          3,249.9
--------------------------------------------------------------------------------------------------------------------


The cash flow chart depicts cash flow from operations less changes in working capital, dividends received from companies accounted for under the equity method and depreciation, amortization and reserves and allowances on current assets.

34. GROUP STAFFING

The average weighted staffing level of the Group was 253,286 employees in 2000, compared to 275,591 in 1999, a drop of 8%. Growth with the consolidation scope held constant would have been 3.9%.

35. BUSINESS SEGMENT INFORMATION

Breakdown of revenue for 2000

                                                            Other      North      South      Asia &    Africa &
(in millions of euros)                            France     Europe     America    America   Pacific    Mideast      TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Music                                                 67.3      161.4      182.5       14.1      67.5         1.9      494.6
Publishing                                         1,918.9      656.4      620.1      242.5      78.8        23.0    3,539.8
TV & Film                                          2,724.4    1,171.6      221.9       10.5      86.3        33.6    4,248.3
Telecoms                                           5,106.1      156.9        0.0        0.0       0.0         7.1    5,270.1
Internet                                              29.4        1.1       17.3        0.0       0.0         0.0       47.8
-----------------------------------------------------------------------------------------------------------------------------
Total Media & Communications                       9,846.1    2,147.4    1,041.8      267.1     232.6        65.6   13,600.6
-----------------------------------------------------------------------------------------------------------------------------
Environmental Services                            11,111.9    8,199.2    5,122.9      830.8     858.9       388.3   26,512.0

Non-core                                             215.8       43.4    1,214.5        0.0     211.3         0.0    1,685.0
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                             21,173.8   10,390.0    7,379.2    1,097.9   1,302.8       453.9   41,797.6
-----------------------------------------------------------------------------------------------------------------------------


Breakdown of revenue for 1999 (using consistent accounting policies)

                                                             Other      North      South      Asia &     Africa &
(in millions of euros)                             France     Europe     America    America    Pacific    Mideast     TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Music                                                   0.0        0.0        0.0        0.0        0.0         0.0       0.0
Publishing                                          1,967.8      666.7      500.1       60.0       64.0        19.8   3,278.4
TV & Film                                             785.1      310.0       19.6        2.8       23.3         9.8   1,150.6
Telecoms                                            3,889.0       23.5        0.0        0.0        0.0         0.0   3,912.5
Internet                                                2.1        0.0        0.0        0.0        0.0         0.0       2.1
-----------------------------------------------------------------------------------------------------------------------------
Total Media & Communications                        6,644.0    1,000.2      519.7       62.8       87.3        29.6   8,343.6
-----------------------------------------------------------------------------------------------------------------------------
Environmental Services                              9,967.5    6,562.9    3,375.1      261.8      497.7       294.4  20,959.4
Non-core                                            6,999.3    3,033.2      973.4       24.4      207.5       313.7  11,551.5
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                              23,610.8   10,596.3    4,868.2      349.0      792.5       637.7  40,854.5
-----------------------------------------------------------------------------------------------------------------------------


-29

Operating Income (loss)

                                                                                                             Pro-forma, full
                                                                             Actual,  full year                     year
(in millions of euros)                                             2000      1999(1)     1999       1998      2000      1999
-------------------------------------------------------------------------------------------------------------------------------
Music                                                                 85.5         --         --        --      726.0    513.0
Publishing                                                           344.7      352.0      354.5     252.2      382.3    384.1
TV & Film                                                           -110.6     -103.2     -102.7      -4.7      -90.6   -307.0
Telecoms                                                             486.1      -60.4      350.6      22.5      486.1    -60.4
Internet                                                            -193.6      -35.1      -50.8      -6.4     -193.6    -35.1
-------------------------------------------------------------------------------------------------------------------------------
                                                                     612.1      153.4      551.6     263.6    1,310.2    494.6
HOLDING                                                             -194.6     -151.6     -151.1    -116.6     -320.6   -259.5
-------------------------------------------------------------------------------------------------------------------------------
Media & Communications                                               417.5        1.8      400.5     147.0      989.6    235.1
Environmental Services                                             1,896.5    1,482.4    1,654.2   1,071.0    1,896.5  1,482.4
Non-core                                                             257.4      351.3      225.8     113.4      257.3    151.6
-------------------------------------------------------------------------------------------------------------------------------
TOTAL VIVENDI UNIVERSAL                                            2,571.4    1,835.5    2,280.5   1,331.4    3,143.4  1,869.1
-------------------------------------------------------------------------------------------------------------------------------

(1) Restatement using consistent accounting policies: In 2000, Vivendi Universal applied the new methodology for consolidated financial statements based on Regulation 99.02 approved by the `Comite de la reglementation comptable' in April 1999. Additionally, Telecoms subscriber acquisition costs were recorded directly as operating expenses as of January 1, 2000 and payments made in terms of audiovisual rights acquired by Canal+ under license agreements are now recorded as intangible assets (see note on accounting principles )

Fixed assets

-------------------------------------------------------------------------------------
(in millions of euros)                              2000         1999         1998
-------------------------------------------------------------------------------------
Music                                             20,969.5            0            0
Publishing                                         3,123.6      2,826.4      2,411.8
TV & Film                                         42,623.4      5,199.0        496.0
Telecoms                                           6,922.5      5,835.8      4,635.3
Internet                                             992.9        167.8         57.3
-------------------------------------------------------------------------------------
Total Media & Communications                      74,632.0     14,029.0      7,600.4
-------------------------------------------------------------------------------------
Environmental Services                            23,799.4     24,194.7     11,047.9
Total Vivendi Universal "Core Business"           98,431.4     38,223.7     18,648.3
Non-core                                          14,147.9      7,117.2      7,424.3
-------------------------------------------------------------------------------------
TOTAL                                            112,579.3     45,340.9     26,072.6
-------------------------------------------------------------------------------------

36. PRINCIPAL DIFFERENCES IN VALUATION METHODS BETWEEN THE ACCOUNTING PRINCIPLES APPLIED BY THE GROUP AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

The consolidated financial statements of Vivendi Universal have been prepared in accordance with French GAAP, which differs in certain respects from U.S. GAAP. The valuation methods applied by the group as of December 31, 2000 are specified in the note on Accounting Principles. These principal differences between French and U.S. GAAP as they relate to Vivendi Universal are discussed in further detail below:


-30

BUSINESS COMBINATIONS - GOODWILL

PRINCIPLES APPLIED BY THE GROUP

Certain acquisitions, notably Havas and Pathe, have been accounted for as mergers as permitted under French GAAP. Under this method, assets and liabilities of the acquired company are accounted for at historical cost. Any difference between the value of shares issued in such a merger and the fair value of net assets acquired is recorded as goodwill. Prior to 2000, in certain other instances, where the acquisition was paid for in equity securities of the Company, the excess of the purchase price over the fair value of net assets acquired may have been recorded as a reduction in shareholders' equity.
Under French GAAP, business trademarks acquired in a purchase business combination and recognized for their fair value as intangible assets are not required to be amortized.

U.S. GAAP

The Havas and Pathe acquisitions did not meet the criteria for pooling in the U.S., and therefore, were accounted for as purchased business combinations. Accordingly, the net assets acquired and liabilities assumed are recorded at fair value, with the excess of consideration paid over the fair value of net assets acquired being accounted for as goodwill. Trademarks acquired in a purchase business combination are amortized over their estimated useful life identifiable tangible assets are recorded on the balance sheet and amortized over their useful life.

EQUITY SECURITIES

PRINCIPLES APPLIED BY THE GROUP

Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized.

U.S. GAAP

Under U.S. GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows:

-- Debt securities that the Company has the intention and ability to hold to maturity are carried at cost and classified as "held-to-maturity".
-- Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading" securities, and are reported at fair value, with unrealized gains and losses included in earnings.
-- All other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as "available for sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity.

FINANCIAL INSTRUMENTS

PRINCIPLES APPLIED BY THE GROUP

Hedging derivatives do not affect the financial statements before they or their underlying assets are settled.

U.S. GAAP

Under U.S. GAAP, derivative financial instruments for which the Company has not specifically designated or has not assessed effectiveness do not meet hedge accounting criteria. Such instruments are recorded on the consolidated balance sheet at fair value and related changes in fair value are recognized in current period net income.

TREASURY SHARES

PRINCIPLES APPLIED BY THE GROUP

Under French GAAP, shares of the Company's own stock owned by the Company and its subsidiaries are recorded as marketable securities in the consolidated financial statements if those shares are acquired to stabilize the market price or in connection with stock options granted to directors and employees.


-31

Under U.S. GAAP, treasury shares are recorded as a reduction of shareholders' equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders' equity.

STOCK BASED COMPENSATION

PRINCIPLES APPLIED BY THE GROUP

Under French GAAP, common shares issued upon the exercise of options or upon shares granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. Vivendi Universal shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. The difference between the carrying value of the treasury shares and the strike price is accrued for.

U.S. GAAP

Under U.S. GAAP, plans that grant or sell common shares to employees are qualified as compensatory if such plans are not open to substantially all the employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, the entire compensation cost arising from such plans is recognized as of the grant date. If a plan is not compensatory, its compensation cost i) is recognized over the vesting period when the plan is a stock option plan or, ii) is not expensed when the plan is a stock purchase plan.

REPLACEMENT OF DECODERS

PRINCIPLES APPLIED BY THE GROUP

Any strategic decision to replace long-live assets before the end of their expected useful life is accounted for as a contingent liability, for its estimated cost when management makes this decision.

U.S. GAAP

Any strategic decision which is determined not to lead to an "impairment", as defined by FAS 121, but which reduces the useful life of the related assets is reflected prospectively as a change in estimate and generates an incremental amortization expense during the newly established remaining period of useful life.

The following tables show the principal reconciling items between shareholders' equity as they appear in the consolidated balance sheet, and the adjusted shareholders' equity reflecting the estimated impact of applying U.S. GAAP for the fiscal years ended December 31, 2000 and 1999. They also show the reconciliation between net income as it appears on the consolidated income statement, and the adjusted income reflecting the estimated impact of applying the US GAAP for the fiscal years ended December 31, 2000 and 1999 (in millions of euros).


RECONCILIATION OF SHAREHOLDERS' EQUITY (in millions of euros)

                                                            2000         1999
--------------------------------------------------------------------------------
Business combinations/goodwill                              8,783        7,876
Intangible assets                                           - 329        - 461
Reserves and allowances                                        76          180
Financial instruments                                         823      - 1,533
Pension plans and stock-based compensation                   - 41          - 9
Other                                                          26         - 66
Tax impact on the above adjustments                       - 1,299           75

RECONCILIATION OF NET INCOME (in millions of euros)

                                                            2000          1999
--------------------------------------------------------------------------------
Business combinations/goodwill                             - 263       - 1,053
Intangible assets                                          - 106         - 191
Reserves and allowances                                     - 74            32
Financial instruments                                        106         - 208
Pension plans and stock-based compensation                 - 115         - 240
Other                                                          4           516
Tax impact on the above adjustments                           57          - 41

              LIST OF THE PRINCIPAL COMPANIES CONSOLIDATED IN 2000

In 2000, Vivendi Universal consolidated 3,776 companies, as compared with 4,583 in 1999. The principal companies are listed below.

          COMPANIES AND ADDRESSES                                 SIRET NO.          CONSOLIDATION       %
                                                                                         METHOD       INTEREST
----------------------------------------------------------------------------------------------------------------
VIVENDI UNIVERSAL                                             343 134 763                 FC
42 Avenue de Friedland - 75380 Paris Cedex 08                 00048                                    100.00
MEDIA AND COMMUNICATIONS
----------------------------------------------------------------------------------------------------------------
       CEGETEL AND SUBSIDIARIES                                403 106 537 00034          FC            44.00
       42, avenue de Friedland - 75008 Paris
INCLUDING:
- Societe Francaise du Radiotelephone (S.F.R.)                 343 960 720 00245
- Cegetel 7                                                    413 084 690 00010
- Cegetel Entreprises                                          409 710 225 00015
----------------------------------------------------------------------------------------------------------------
       VIVENDI TELECOM INTERNATIONAL AND SUBSIDIARIES          343 059 564 00017          FC           100.00
       42, avenue de Friedland - 75008 Paris
INCLUDING:
Mattel (Hungary)                                                                          FC           100.00
Monaco Telecom                                                                            EM            51.00
----------------------------------------------------------------------------------------------------------------
       VIVENDI UNIVERSAL PUBLISHING AND SUBSIDIARIES           542 103 312 03067          FC           100.00
       31, Rue du Colisee  - 75008 Paris
INCLUDING:
- Havas Interactive Inc.                                                                  FC           100.00
  19840 Pionner Avenue - Torrance - 90503 California (USA)
- Groupe Expansion                                                                        FC           100.00
- Groupe Moniteur                                                                         FC           100.00
- Editions Robert Laffont                                                                 FC           100.00
- Groupe Anaya                                                                            FC           100.00
- Larousse-Bordas                                                                         FC           100.00
- France Loisirs                                                                          PC            50.00
- Groupe Tests                                                                            FC           100.00
Comareg                                                                                   FC           100.00
----------------------------------------------------------------------------------------------------------------
       GROUPE CANAL+ AND SUBSIDIARIES                          329 211 734 00176          FC           100.00
       85/89, Quai Andre Citroen - 75015 Paris
INCLUDING:
- Canal+ S.A.                                                                             FC           49.00
- Canal Satellite                                                                         FC           66.00
- Studiocanal                                                                             FC           84.70

       VIVENDI NET AND SUBSIDIARIES                                                       FC          100.00
INCLUDING:
- Scoot.com PLC                                                                           EM           22.40
- i-France                                                                                FC          100.00
- Won USA (Flipside)                                                                      FC           80.00
- Vizzavi Europe                                                                          EM           50.00
- Ad-2 One                                                                                FC          100.00
----------------------------------------------------------------------------------------------------------------


-34

       THE SEAGRAM COMPANY LTD. AND SUBSIDIARIES(2)                                                         FC          100.00
INCLUDING:
- Centenary Holding N.V.                                                                                    FC           92.30
      - Universal Music (UK) Holding Ltd.                                                                   FC          100.00
      - Universal Holding GmbH.                                                                             FC          100.00
      - Universal Music KK                                                                                  FC          100.00
      - Universal Music S.A. France                                                                         FC          100.00
- Universal Pictures International B.V.                                                                     FC           92.30
- Universal Studios, Inc.(1)                                                                                FC           92.30
      - PolyGram Holding, Inc.                                                                              FC          100.00
      - Interscope Records                                                                                  FC          100.00
      - Def Jam Records, Inc.                                                                               FC          100.00
      - Universal City Studios, Inc.                                                                        FC          100.00
      - USA Networks LLC                                                                                    EM           49.00
------------------------------------------------------------------------------------------------------------------------------------
                          VIVENDI ENVIRONNEMENT                                  403 210 032 00039          FC           63.04
      52, Rue d'Anjou - 75008 Paris
INCLUDING:
------------------------------------------------------------------------------------------------------------------------------------
       Vivendi Water                                                             421 345 042 00012          FC           63.04
       52, rue d'Anjou - 75008 Paris
------------------------------------------------------------------------------------------------------------------------------------
US Filter Corporation and subsidiaries                                                                      FC           63.04
40-004 Cook Street - 92211 Palm Desert (USA)
------------------------------------------------------------------------------------------------------------------------------------
Berliner Wasser Betriebe                                                                                    PC           31.50
Anstalt des Offentlichen Rechts - Hohenzollerndamn 45 - 10631 Berlin
(Germany)
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Dalkia and subsidiaries                                                          456 500 537 00018          FC           45.98
37, Avenue du Ml de Lattre de Tassigny  - 59350 St Andre les Lille Cedex
------------------------------------------------------------------------------------------------------------------------------------
CGEA Onyx and subsidiaries                                                       572 221 034 00778          FC           63.04
Parc des Fontaines - 163 / 169, Avenue Georges Clemenceau - 92000 Nanterre
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CGEA Connex and subsidiaries                                                     572 221 034 00778          FC           63.04
Parc des Fontaines - 163 / 169, Avenue Georges Clemenceau - 92000 Nanterre
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F.C.C. and subsidiaries (F.C.C.)                                                                            PC           17.60
Calle Balmes 36 - 08007 Barcelona  (Spain)
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MULTIPLE BUSINESS AREAS AND HOLDING COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
Compagnie Transatlantique de Telecommunications (Transtel)                       398 868 182 00013          FC           70.00
      42, avenue de Friedland - 75008 Paris
------------------------------------------------------------------------------------------------------------------------------------
Vivendi North America Company Inc.                                                                          FC           63.04
800 third Avenue - 38th Floor - New York 10022  (USA)
------------------------------------------------------------------------------------------------------------------------------------
Vivendi Asia Pacific Pte Ltd.                                                                               FC          100.00
3 Temasek Avenue # 30-03 - Centennial Tower - SINGAPORE 039190 (Singapore)
------------------------------------------------------------------------------------------------------------------------------------
Vivendi U.K.                                                                                                FC           63.04
37 / 41 Old Queen Street - Westminster - London SW1H 9JA (UK)
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Gelgin Limited                                                                                              FC          100.00
2 Harbour Master Place - Custom House Dock - Dublin 1  (Ireland)
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

FC = Full Consolidation   PC = Proportionate consolidation   EM = Equity Method

The exception provided for in Article 403, Section 1, Book 2 of the Dutch Civil Code was applied to the financial statements of certain Dutch limited liability companies consolidated by Vivendi Universal, as needed.

(1) The Seagram Company Ltd. holds a 92.30% interest.
(2) The percentages shown for Seagram's subsidiaries are controlling interests.


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